Use these links to rapidly review the document
Table of Contents
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 17, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
Registration Statement
Under the
Securities Act of 1933

2nd Swing, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Minnesota	5941	41-1870348
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5810 Baker Road Minnetonka, MN 55345 Telephone: (952) 345-3700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Stanley A. Bodine Chief Executive Officer 2nd Swing, Inc. 5810 Baker Road Minnetonka, MN 55345 Telephone: (952) 345-3700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies to:
Deanne M. Greco, Esq.	Larry A. Barden, Esq.
Moss & Barnett	Sidley Austin Brown & Wood LLP
A Professional Association	Bank One Plaza
4800 Wells Fargo Center	10 South Dearborn
90 South 7th Street	Chicago, IL 60603
Minneapolis, MN 55402	Telephone: (312) 853-7785
Telephone: (612) 347-0287	Telefax: (312) 853-7036
Telefax: (612) 339-6686

        Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $.01 per share	2,300,000 shares	$10.00	$23,000,000	$1,861

(1)
This amount represents the proposed aggregate offering price of the securities registered hereunder to be sold by the registrant. These figures are estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock that the placement agent has an option to place solely to cover overallotments, if any.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JULY      , 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

2nd Swing, Inc. 2,000,000 Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We expect that the initial public offering price will be between $8.00 and $10.00 per share. This price may not reflect the market price of our shares after our offering.

		PER SHARE		TOTAL

Public Offering Price	$		$
Placement Agent's Fee	$		$
Proceeds, before expenses, to 2nd Swing, Inc.	$		$

WR Hambrecht+Co, which is acting as placement agent for this offering, may also place up to an additional 300,000 shares at the public offering price within 30 days of the date of this prospectus to cover overallotments. We will pay the placement agent's fee with respect to any shares placed pursuant to this overallotment option. The placement agent expects to deliver shares of common stock to purchasers on                          , 2003.

Proposed American Stock Exchange Symbol: SSG

    This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment.
    See "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2003

Table of Contents

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Capitalization
Dividend Policy
Dilution
Selected Financial and Other Operating Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business
Management
Certain Relationships and Related Transactions
Principal Shareholders
Description of Capital Stock
Shares Eligible for Future Sale
Plan of Distribution
Legal Matters
Experts
Independent Auditors
Where You Can Find More Information
Index to Financial Statements

        2ND SWING® and "IT'S NOT YOU, IT'S YOUR CLUBS!®" are our registered trademarks and service marks.

        We use market and industry data throughout this prospectus, which we have obtained from market research, publicly available information, and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The market and industry data are often based on industry surveys and the preparers' experience in the industry. Although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

i

PROSPECTUS SUMMARY

        The following is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus, including the section titled "Risk Factors" beginning on page 6 and the financial statements beginning on page F-1. Our fiscal year ends on the Sunday closest to December 31, resulting in years of either 52 or 53 weeks.

2nd Swing, Inc.

        We are a specialty retailer in the business of buying, selling, and trading pre-owned and new golf clubs and related equipment. Our 2nd Swing stores provide golfers a convenient place to trade in or sell their existing golf clubs for store credit or cash and apply the value received towards the purchase of new or pre-owned equipment. This enables golfers to acquire new technology or upgrade to more advanced equipment on a cost-effective basis. With 35 stores currently, we believe we are the largest store-based retailer of pre-owned golf equipment and the only one with the objective of developing a national chain of stores focused primarily on buying, selling, and trading pre-owned golf equipment.

        Our stores are economically sized at approximately 3,500 square feet and are conveniently located in retail strip centers. Each 2nd Swing store carries a broad assortment of new and pre-owned clubs from leading manufacturers as well as a selection of golf bags, gloves, balls, and other equipment. We believe our efficient store size, focus on higher margin pre-owned equipment, and emphasis on hard goods merchandise, which we believe produces higher sales per square foot than apparel and shoes, have enabled us to achieve a store-level average return on invested capital in excess of 50% in stores open for four years or longer.

        We opened our first store in 1997 and now operate 35 stores in fourteen states. Sales for the 12 months ended June 29, 2003 were $32.0 million, of which 64% was derived from the sale of pre-owned golf equipment. Same store sales increases were 20% in fiscal year 2001, 7% in fiscal year 2002, and 15% for the six months ended June 29, 2003.

Business Strategy and Competitive Differentiation

        We believe the following key elements of our business strategy provide us with significant competitive advantages:

Differentiated Merchandise Strategy.    Our merchandise mix consists exclusively of hard goods equipment, such as clubs, balls, bags, and accessories. While we offer a broad selection of both new and pre-owned equipment, we focus on the sale of pre-owned clubs. We generally realize higher gross margins on sales of pre-owned clubs than on sales of new equipment.

        Buying, selling, and trading pre-owned equipment differentiates us from traditional golf retailers and creates a unique customer value by enhancing the golfer's purchasing power for equipment (whether previously owned or new) with the trade-in value of the golfer's current equipment.

        In the new equipment category, we offer major brands of golf equipment, including Callaway®, Cleveland®, Cobra®, Nike®, Ping®, TaylorMade®, and Titleist®. We believe that our ability to take trade-ins of pre-owned clubs significantly enhances our ability to sell new equipment.

Superior In-store Service and Product Expertise.    We emphasize a superior level of in-store service by staffing our stores with well-trained, knowledgeable golfers, many of whom are PGA® professionals. All stores feature an indoor driving net and putting green to test clubs and we offer customers a 3-day demo period for both new and pre-owned clubs.

Proprietary Pricing Model.    We have developed a proprietary bid/ask pricing model that utilizes, among other factors, historic product sales data to enable us to manage both cost and availability of our pre-owned inventory. Pricing information is developed at the corporate level based on supply, demand, and other variables and is adjusted periodically to maximize sales, gross margin, and return on inventory investment. We believe this pricing model provides us with a key competitive advantage and also represents a significant barrier to entry.

Experienced Management Team.    We have assembled a management team with significant golf expertise and with extensive experience in retailing, particularly the sale of pre-owned merchandise. Five members of our management team, including our Chairman, Chief Executive Officer, and Chief Financial Officer, were involved in the founding and/or development of FuncoLand®, which, prior to its sale to Barnes & Noble, Inc. in 2000, was the largest chain of retail stores selling previously played video game software and hardware.

Growth and Expansion Strategy

        With a proven store model, an experienced management team, and scaleable infrastructure now in place, we plan to accelerate our rate of expansion and pursue our goal of becoming the nation's leading retailer of pre-owned and new golf equipment. Key elements of our growth and expansion strategy include the following:

Accelerated Store Growth.    Over the past few years, we have demonstrated our ability to open new stores and to successfully enter new markets in new geographic territories. We now operate 35 stores, having opened five new stores in 2003.

        We plan to open five additional stores in 2003, 20 stores in 2004, and 30 to 40 stores per year over the following three years. We believe there is the potential for at least 200 2nd Swing stores nationwide.

Increased Store Sales Productivity.    We believe we can increase sales in our existing stores by:

  •
  Capitalizing on favorable industry dynamics;

  •
  Further developing the market for pre-owned golf equipment by increasing 2nd Swing brand awareness; and

  •
  Increasing new equipment sales by adding new brand and equipment offerings.

Enhanced Profitability at Store and Corporate Levels.    We believe opportunities exist to enhance store and corporate level profitability by:

  •
  Leveraging store-level operating costs and

  •
  Expanding corporate operating margins and improving return on capital through continued leveraging of existing infrastructure costs and enhanced purchasing power.

        We were incorporated on March 10, 1997 under the laws of the State of Minnesota. Our corporate offices are located at 5810 Baker Road, Minnetonka, MN 55345, and our telephone number is (952) 345-3700. We also have a website, www.2ndswing.com, which provides general company information, a listing of our store locations, and selected new product information. Information on our website should not be construed to be part of this prospectus.

        In this prospectus, we use the terms "2nd Swing," "we," "us," and "our" to refer to 2nd Swing, Inc.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

THE OFFERING

Common stock offered by us	2,000,000 shares
Common stock to be outstanding after offering	5,440,672 shares
Use of proceeds	We will receive approximately $16.2 million in net proceeds from this offering. We intend to use the proceeds:
• to open new retail stores and
• to fund working capital and for other general corporate purposes.
Pending application of the proceeds to these uses, we plan to repay indebtedness under our revolving credit facilities.
See "Use of Proceeds."
Proposed American Stock Exchange symbol	SSG

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  WR Hambrecht+Co does not exercise its overallotment option to place additional shares of our common stock,

  •
  a public offering price of $9.00 per share (mid-point of the pricing range set forth on the cover of this prospectus), and

  •
  a 0.3-for-1 split of our common stock which we effected on September 30, 2002.

        The common stock to be outstanding after this offering excludes:

  •
  900,000 shares of common stock reserved for issuance upon the exercise of awards that may be granted under our stock compensation plan, under which options to purchase 399,750 shares of common stock were outstanding as of June 29, 2003, at a weighted average exercise price of $6.04 per share, and options to purchase 225,000 shares of common stock will be granted upon the effectiveness of this offering with an exercise price equal to the public offering price;

  •
  up to 10,000 shares of common stock to be distributed to our nonofficer employees on the effectiveness of this offering (See "Management—Employee Stock Awards");

  •
  150,000 shares of common stock reserved for issuance upon exercise of options that may be granted under our stock option plan for nonemployee directors, under which options to purchase 12,500 shares at an exercise price equal to the public offering price were outstanding as of June 29, 2003; and

  •
  120,867 shares of common stock reserved for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $9.00 per share.

SUMMARY FINANCIAL AND OPERATING DATA

        In the table below, we provide you with our summary historical financial data. We have prepared this information using our financial statements for each of the five years in the period ended December 29, 2002, and for the six months ended June 30, 2002 and June 29, 2003. The financial statements for the years ended January 2, 2000 and December 31, 2000 have been audited by Silverman Olson Thorvilson & Kaufmann LTD, independent auditors. The financial statements for the years ended December 30, 2001 and December 29, 2002 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the year ended December 27, 1998 and for the six months ended June 30, 2002 and June 29, 2003 have not been audited. Operating results for the six months ended June 29, 2003 are not necessarily indicative of the results that may be expected for the year ending December 28, 2003. The information presented below under the caption "Store Operating Data" is unaudited.

        It is important that you read this summary historical financial data in conjunction with our historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	Year Ended(1)					Six Months Ended
	December 27, 1998	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	June 30, 2002	June 29, 2003
	(unaudited)					(unaudited)	(unaudited)
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$1,352	$3,359	$7,609	$16,332	$26,407	$13,032	$18,616
Cost of sales	809	2,097	4,684	10,284	16,805	8,220	11,975

Gross profit	543	1,262	2,925	6,048	9,602	4,812	6,641
Selling, general, and administrative expenses	755	2,511	4,677	8,315	11,606	5,811	7,485

Operating loss	(212)	(1,249)	(1,752)	(2,267)	(2,004)	(999)	(844)
Interest expense, net(2)	(183)	(16)	(228)	(336)	(537)	(269)	(436)

Net loss(3)	$(395)	$(1,265)	$(1,980)	$(2,603)	$(2,541)	$(1,268)	$(1,280)

Net loss per share—basic and diluted	$(0.49)	$(0.63)	$(0.79)	$(0.87)	$(0.75)	$(0.38)	$(0.37)
Weighted average shares outstanding	811,819	2,022,641	2,502,026	2,975,019	3,375,087	3,309,502	3,440,672
Store Operating Data:
Stores open at the end of period	3	4	10	20	30	29	35
Comparable store sales increase(4)	n/a	20%	19%	20%	7%	9%	15%
Approximate square feet of selling space at the end of period	8,800	12,600	33,300	68,900	103,800	99,800	120,900

	As of June 29, 2003
	Actual	As Adjusted(5)
	(in thousands)
Balance Sheet Data:
Net working capital	$1,780	$17,950
Total assets	11,642	21,468
Total debt	6,375	31
Total liabilities	12,340	5,996
Shareholders' equity (deficit)	(698)	15,472

(1)
Our fiscal year ends on a Sunday on or near December 31 and consists of either 52 or 53 weeks. Fiscal year 1999 consisted of 53 weeks. All other years consisted of 52 weeks. The six months ended June 30, 2002 and June 29, 2003 each consisted of 26 weeks.

(2)
Our 1998 interest expense, net includes $170,000 of expense as the result of a beneficial conversion feature related to certain notes payable, which were convertible into our common stock at $0.47 per share, which was at a discount to the then fair value of the common stock.

(3)
We converted from a Subchapter S corporation income tax filer to a C corporation on December 10, 2000. In a Subchapter S corporation, the shareholders include the applicable corporate loss in their personal income tax returns. Commencing with our change to a C corporation, we established a valuation allowance for all net deferred tax benefits as the realization of these assets is uncertain. Therefore, no income tax expense or benefit is recognized for any periods presented.

(4)
Stores are included in our comparable store sales base on the 365th day of operation. Comparable store sales for the fiscal year ended January 2, 2000 were computed using a comparable 52-week period.

(5)
The balance sheet data as adjusted are presented as if the application of the estimated net proceeds of $16.2 million occurred at June 29, 2003. Pending use of the proceeds for new store openings, working capital, and other general corporate purposes, we plan to repay the outstanding indebtedness under our revolving credit facilities.

RISK FACTORS

        You should carefully consider the risk factors set forth below and all other information contained in this prospectus before making an investment decision regarding our common stock. The risks described below are not the only risks we face. Additional risks and uncertainties that we have not yet identified or that we currently consider to be immaterial may also materially and adversely affect our business, financial condition, results of operations, and the value of our common stock. You could lose part or all of your investment.

Risks Related to Our Business

We have a limited operating history and are subject to all the risks of new businesses.

        We have been in operation for six years and are in an emerging growth stage. In addition, our concept of buying, selling, and trading pre-owned golf equipment is relatively new. As of the date of this prospectus, 16 of our 35 stores have been open for less than two years and five of our stores have been open for less than one year. Our operating history may not be indicative of future results. In addition, the likelihood of our future success must be evaluated in light of the difficulties and risks encountered by all new businesses and especially of new entrants into the retail industry, which is characterized by a large number of participants, intense competition, and a high failure rate.

To date, we have incurred operating losses.

        We have incurred operating losses since our inception, and there can be no assurance that we will achieve profitability in the future. Our business plans and strategies assume continued growth in the golf industry and the demand for pre-owned golf equipment. Future operating results will depend upon a number of factors, including our ability to execute our expansion strategy, the state of the golf industry, the development of key vendor relations, and competition in the golf retail industry.

Our expansion plan is dependent on a number of factors that could delay or prevent the successful opening of new stores and subsequent penetration into new markets.

        We will be unable to open and operate new stores successfully and our growth will be limited unless we can:

  •
  identify suitable markets and sites for store locations;

  •
  negotiate acceptable lease terms;

  •
  obtain all necessary licenses and permits required to operate our business;

  •
  hire, train, and retain competent store management and personnel;

  •
  maintain a proportion of new stores to mature stores that does not harm existing sales;

  •
  foster current relationships and develop new relationships with vendors that are capable of supplying a greater volume of merchandise;

  •
  manage inventory effectively to meet the needs of new and existing stores on a timely basis;

  •
  maintain adequate inventories of pre-owned golf equipment in each of our stores; and

  •
  expand our infrastructure to accommodate growth.

        In addition, we will open new stores in regions of the United States in which we currently have few or no stores. Our experience in these markets is limited, and we cannot assure you that we will be able to develop our brand in these markets or adapt to competitive, merchandising, and distribution challenges that may be different from those in our existing markets. Our inability to open new stores successfully and/or penetrate new markets would likely reduce our revenue and earnings growth.

Our success depends upon the golf industry maintaining growth and popularity.

        Our business plans and strategies are based on certain assumptions regarding the golf industry, including continued demand for pre-owned golf equipment. Although we believe that consumer interest in golf has generally grown over the past 20 years, there can be no assurance that the popularity of golf will continue to grow or be sustained. Golf Datatech reported the number of rounds played during 2002 decreased 2.9% compared to 2001. In addition, the cost of playing golf has increased in recent years. If the popularity of golf declines, the demand for products sold in our stores could also decline.

Our success depends upon continued technological innovation in the golf industry.

        Demand for golf equipment has typically been driven by introduction of innovative products coupled with substantial industry advertising and promotion of these products. Our business success depends on golf manufacturers' development, marketing, and distribution of new models of golf equipment to the retail sector. If golf manufacturers develop fewer new models of golf equipment, reduce their promotion of golf equipment, or if there are fewer technological innovations in the production of new golf equipment, consumers may be less inclined to sell or trade in existing equipment or may sell their pre-owned equipment less frequently. Conversely, if manufacturers develop new, technologically superior golf equipment or reduce the cost of new equipment, consumers may opt to purchase new rather than pre-owned golf equipment. Any of these trends may impair the growth of the pre-owned golf equipment market, thus reducing our ability to obtain pre-owned inventory and causing our sales to decline.

We may not be able to achieve comparable store sales gains in the future.

        There can be no assurance that we will continue to achieve comparable store sales gains. Our comparable store sales results could cause the price of our common stock to fluctuate substantially. A variety of factors may affect our comparable store sales results, including:

  •
  downward trend in general economic conditions, which could affect consumer spending, especially on discretionary purchases;

  •
  the retail sales environment, such as changes in demand for the products we offer in our stores;

  •
  the availability and cost of credit from vendors;

  •
  the results of our merchandising strategies;

  •
  the success of our marketing and promotional programs;

  •
  actions of competitors, such as entry into the pre-owned equipment market;

  •
  our ability to maintain the appropriate level of inventory; and

  •
  our ability to otherwise execute our business strategy.

        These factors could result in decreased consumer spending, increased competition, our inability to obtain sufficient inventory at acceptable cost, and our inability to attract and retain customers.

We rely on certain key vendors for new product, and loss of these relationships could harm our business.

        We are dependent to a significant degree upon our ability to purchase merchandise at competitive prices. We generally purchase new merchandise pursuant to purchase orders, and we do not currently have long-term merchandise supply contracts with any key vendors. A vendor, therefore, could discontinue selling products to us at any time for reasons that may or may not be in our control. In fiscal 2002, one vendor accounted for approximately 39% of our new product purchases. The loss of our relationship with this or any other significant vendor of a name brand product could harm our business, financial condition, and results of operations.

        With regard to pre-owned golf equipment, which in 2002 accounted for approximately 65% of our total inventory purchases, we are dependent upon the availability of such equipment and the desire of the owners to sell or trade it to our stores rather than to other purveyors of pre-owned merchandise. If we are unable to obtain adequate supplies of pre-owned equipment at reasonable prices, our ability to generate sales and our results of operations could be impaired.

Our business is dependent on effective inventory management and valuation of new and pre-owned equipment.

        Misjudgments by management regarding the popularity or value of certain golf equipment could create overstocked or understocked inventories, resulting in decreased margins or dissatisfied customers, either of which could harm our financial and operating results.

We rely on a single distribution center and if there is a natural disaster or other serious disruption at that facility, we could lose merchandise and be unable to effectively deliver it to our stores.

        We rely on a single distribution center in Minnetonka, Minnesota. Any natural disaster or other serious disruption to this facility due to fire, tornado, or any other cause would damage a significant portion of our inventory and could impair both our ability to adequately stock our stores and our sales and profitability.

Our business is subject to the seasonality common to most retailers in the golf industry. In addition, our operating results may otherwise fluctuate substantially, which could cause the market price of our common stock to decline, particularly if our quarterly results are lower than the expectations of securities analysts.

        During fiscal 2002, approximately 75% of our annual sales occurred during the second and third quarters. Because of this seasonal nature, our business is affected by seasonal trends or unusual or severe weather conditions. Unfavorable weather conditions generally result in fewer golf rounds played, which typically results in lower demand for golf equipment. Consequently, sustained adverse weather conditions, especially during the second and third quarters, could weaken our sales. Building inventory in advance for the second and third quarters could also harm our financial results if anticipated sales are not realized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality and Quarterly Results."

        In addition, the timing of our new store openings, as well as the timing of new product introductions by our vendors, could result in unanticipated fluctuations in our quarterly results.

        Fluctuations in our quarterly operating results may reduce the market price of our common stock, particularly if our quarterly results fall below the expectations of securities analysts.

The retail golf market is highly competitive, and we face competition from specialty golf retailers, golf pro shops, catalog and internet merchants, full-line sporting goods stores, and mass merchants.

        The retail industry, including the market for golf merchandise, is highly competitive, with few barriers to entry. We compete with both national and regional retailers that sell new golf equipment and have marketing, sales, financial, and other resources far greater than ours. In addition, many of our competitors for sales of new merchandise may be able to take advantage of trade and quantity discounts with respect to goods they obtain. Pre-owned golf equipment is sold primarily through regional and local retailers and several smaller companies that buy and sell pre-owned golf equipment by mail. Internet brokers, resale, thrift, and consignment shops, pawn shops, auctions, want ads, and garage sales also compete for the sale of pre-owned merchandise. If competitive pressures were to increase, we could be forced to reduce prices on equipment sold or pay higher prices to purchase pre-owned equipment. We cannot assure you that we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not weaken our business, operating results, and financial condition. See "Our Business—Competition."

Our success is dependent upon retaining and attracting skilled management.

        Our success depends upon our ability to attract and retain high caliber top management personnel. P. Simon Kallal, our President and founder, has provided, since our inception, valuable insight, direction, and contribution in the areas of industry knowledge, marketing, employee recruitment, and vendor relations. Our Chairman of the Board, David R. Pomije, has provided important advice to our management and has been instrumental in obtaining financing as well as providing capital through his personal investment in us. See "Certain Relationships and Related Transactions." Stanley A. Bodine joined us in 2000 as our Chief Executive Officer. Mr. Bodine has an extensive background in consumer products and proven expertise in the rollout and management of successful specialty retail businesses. We have key-man insurance coverage for Stanley A. Bodine and P. Simon Kallal; however, we do not have employment agreements with any of our key personnel and believe that the loss of the services of any of these individuals could impair our development and growth.

Our success is dependent upon retaining and attracting skilled employees.

        In addition to retaining top management personnel, we will need other key management and store personnel to successfully operate and expand our business. We believe that attracting individuals with substantial golf experience is important to our continued growth and success. Factors such as salary, benefits, and the desire to work in the retail sector may affect our ability to hire and retain such skilled individuals. We can give no assurance that we will be able to hire and retain the personnel required for our future growth.

Adverse global political and economic conditions may harm our business.

        Our products are recreational in nature and are, therefore, discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of golf and other leisure products during favorable economic conditions and when they are feeling confident and prosperous. Adverse economic conditions in the United States, a decrease in prosperity among consumers, or even a decrease in consumer confidence as a result of anticipated adverse economic conditions could cause consumers to forgo or to postpone purchasing new or pre-owned golf products. Terrorist activities and actual or threatened armed conflict have had, and could continue to have, a significant impact upon certain segments of the United States economy and could reduce the level of demand for our products as consumers' attention and interest are diverted from golf and become focused on economic, political, and public safety issues. If such events were to cause a significant disruption in domestic or international air, ground, or sea shipments, our ability to obtain inventory of new product also could be impaired.

Our ability to attract customers to our stores depends heavily on the success of the retail strip centers in which we are located.

        In order to generate customer traffic, we must locate our stores in prominent locations within successful retail strip centers. We cannot control the development of new strip centers, the availability or cost of appropriate locations within existing or new strip centers, or the success of individual strip centers. A significant decrease in traffic at the strip centers in which our stores are located could harm our results of operations.

Although the proceeds from this offering will be sufficient to fund our operations for at least twelve months, we may need to raise additional capital, and we can give no assurance that such capital will be available.

        We believe that the proceeds from this offering, together with funds available under existing financing arrangements and cash provided by operations, will be sufficient for our planned growth and operations for at least the next twelve months. If the expenses of expansion exceed current estimates or if our stores do not perform at anticipated levels, we may need additional capital to fund our continued growth. Such additional financing may be sought from a number of sources, including possible further offers or sales of equity securities or loans from banks or other financial institutions. We may not be able to obtain additional financing from any source or on terms favorable or acceptable to us. If we are required to sell additional securities, we may be required to do so at a price that is less than the price of the common stock offered by this prospectus. Further sales of equity securities could therefore result in substantial dilution to investors purchasing the common stock in this offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Risk Factors with Regard to the Offering

Shares eligible for sale in the near future may cause the market price for our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

        Upon completion of this offering we will have outstanding 5,440,672 shares of common stock. Of these shares, 2,212,706 shares, including the 2,000,000 shares sold in this offering, will be freely tradeable. The remaining shares of common stock will be available for sale in the public market subject to restrictions under federal securities law. Our officers, directors, and certain shareholders holding an aggregate of approximately 3,014,503 shares have entered into agreements with the placement agent of this offering restricting these persons from selling, pledging, or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht+Co. However, WR Hambrecht+Co may, in its sole discretion, release all or any portion of the common stock from the restrictions of the lockup agreements. The remaining 213,463 shares will be eligible for sale in the public market beginning 90 days after the offering.

You will immediately experience and may in the future experience dilution in the book value of your shares of our common stock.

        Investors purchasing common stock in this offering will experience an immediate substantial dilution of their investment in our common stock. The net tangible book value per share after this offering of $2.84 will be substantially less than the assumed per share offering price of $9.00 due to the fact that the offering price exceeds the current net book value per share. The investors in this offering will own approximately 36.8% of the shares outstanding after this offering, and their total cash investment will be approximately 66.1% of the total investment in us to date. We have outstanding options and warrants to purchase an aggregate of 533,117 shares of common stock at a weighted average exercise price of $6.78 per share. In addition, options to purchase 225,000 shares of our common stock will be granted upon the effectiveness of this offering, each at an exercise price equal to the public offering price. You may realize further dilution as the result of exercise of these options and warrants. In the event that we issue additional common stock in the future, including shares that may be issued in connection with the exercise of stock options and warrants, you may experience further dilution in the net book value per share of the common stock you have purchased. Decreases in the book value of our common stock may reduce the price at which you may resell shares of our common stock.

There is no public market for our shares, and we cannot assure you that a market will develop after this offering.

        While we have applied to have our common stock approved for listing on the American Stock Exchange, there is currently no market for our common stock, and there can be no assurance that a market for our common stock will ever develop. The purchase price of the common stock offered by this prospectus has been determined by negotiations between us and WR Hambrecht+Co and may not be indicative of the price at which our common stock will trade after the offering. If a trading market fails to develop, you may be unable to resell shares of our common stock.

Our management will have broad discretion regarding the use of proceeds from this offering.

        We estimate that we will receive net proceeds from this offering of about $16.2 million. We intend to use the net proceeds for new store openings and general corporate purposes, including working capital. We also intend to repay our outstanding indebtedness under our revolving credit facilities pending use of the net proceeds for these purposes. Our management will have broad discretion regarding how we use the remaining net proceeds of this offering, and you may disagree with the way these funds are utilized.

One of our principal shareholders will be able to exert substantial influence.

        David R. Pomije, our Chairman, will own approximately 33% of the outstanding common stock following the offering, including warrants to purchase common stock, and may have effective control over the election of our board of directors and the direction of our affairs. His interests may be different from the interests of other shareholders. See "Principal Shareholders."

We are offering the common stock on a best-efforts basis, and we cannot be certain that we will raise the full amount contemplated in this offering.

        We have retained WR Hambrecht+Co under a placement agency agreement to act as our exclusive placement agent in connection with this offering. The placement agent is not obligated and does not intend to purchase any of the common stock offered hereby. The closing of this offering is not conditional on the sale of all of the shares offered hereby, and we may sell all or any portion of such shares. Accordingly, we cannot be certain of the number of shares that will be purchased by investors. We currently anticipate that the closing will take place on                        , 2003, but we cannot be certain that this will be the case.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC, could result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Our directors have only limited liability for actions they may take on behalf of the shareholders.

        Our Amended and Restated Articles of Incorporation provide, as permitted by Minnesota law, that our directors will not be personally liable to us or our shareholders for monetary damages for breach of their fiduciary duty of care as directors, with certain exceptions. This provision could make it difficult for a shareholder to obtain monetary damages in the event any director has been found to have breached his or her fiduciary duties, although nonmonetary remedies, such as injunctions, would be available in appropriate circumstances. In addition, our Amended and Restated Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law. In the event we are required to indemnify any of our officers or directors, our officer and director liability insurance may not adequately protect us against any losses that may occur. See "Description of Capital Stock—Limitation of Liability and Indemnification."

Antitakeover provisions could adversely affect the price of our common stock.

        Some of the provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws, and Minnesota law could delay or prevent a change of control or a change in management that holders of common stock may consider beneficial, including the following:

  •
  the ability of our board of directors to issue shares of preferred stock and to establish the terms of the preferred stock, including voting rights;

  •
  provisions for a classified board of directors;

  •
  provisions for advance notice for director nominations and shareholder proposals;

  •
  provisions for supermajority votes to remove directors, approve mergers, or amend specified provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws; and

  •
  statutory limitations regarding share acquisitions and business combinations.

These provisions also could reduce the price of our common stock or prevent holders from receiving a premium for their shares by discouraging attempted takeovers.

FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology.

        Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

  •
  changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as online services and mail order;

  •
  changes in national or regional United States economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general;

  •
  changes, or perceived changes, in the rate of technological advancements in the design and manufacture of golf clubs;

  •
  the presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories we sell and changes in our actual merchandise sales mix;

  •
  significant changes in retail prices for products sold by our business or in the cost of playing golf;

  •
  changes in consumer interest in golf or adverse weather conditions restricting consumers' ability to play golf;

  •
  lack of availability or access to sources of inventory;

  •
  inability on the part of our business to liquidate excess inventory should excess inventory develop;

  •
  the ability to attract and retain an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support our service-driven operating strategies;

  •
  changes in availability or cost of working capital financing;

  •
  changes in production or distribution costs or cost of materials for our advertising;

  •
  availability of appropriate real estate locations for expansion; and

  •
  those other factors referenced in this prospectus under the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Our Business."

        We believe these forward-looking statements, which we have based on our current expectations, are reasonable; however, undue reliance should not be placed on any forward-looking statements.

USE OF PROCEEDS

        We expect to receive approximately $16,200,000 in net proceeds from the sale of shares of our common stock in this offering, based on the sale of 2,000,000 shares at an assumed initial public offering price of $9.00 per share, after deducting the placement agent's fee and our estimated offering expenses. If WR Hambrecht+Co exercises its overallotment option in full, we expect our net proceeds to be approximately $18,700,000.

        One of the principal objectives of this offering is to raise funds to support our expansion plans. Our principal capital requirements are for inventory and property and equipment to open new stores and enhance our existing product offering. Our initial investment per store is approximately $160,000 for inventory and approximately $105,000 for property and equipment. To date, our principal sources of liquidity have been the issuance of common stock, borrowings from David R. Pomije, our Chairman of the Board and majority shareholder, and borrowings under our credit facility with a commercial lending institution.

        We plan to use approximately $6,600,000 of the net proceeds from this offering to open 25 new retail stores through the end of 2004. The balance of the net proceeds (approximately $9,600,000), as well as any proceeds from the exercise of the placement agent's overallotment option, will be available for additional store openings, working capital, and other general corporate purposes.

        Pending the application of the net proceeds to these purposes, we intend to repay outstanding indebtedness under our revolving credit facilities in order to reduce our interest expense and improve our borrowing flexibility. Amounts repaid under these facilities will be available in the future should the need arise.

        Our revolving credit facilities include two revolving notes payable to David R. Pomije, our Chairman of the Board and majority shareholder. Both of these notes expire on March 31, 2006. The interest rate on both notes is 12% per annum, payable monthly. We currently have drawn a total of $5,000,000 on these notes. We will have a total of $8,000,000 of availability under these notes through June 30, 2004, after which date we will have $5,000,000 of availability. See "Certain Relationships and Related Transactions."

        We also have a revolving credit facility with a commercial lending institution, which allows us to borrow up to $2,500,000, subject to borrowing base limitations. Borrowings under this facility bear interest at 3.75% above the prime rate (8.00% at June 29, 2003), payable monthly, and are secured by our inventory. This facility expires on March 31, 2004. At June 29, 2003, our outstanding balance on this facility was $1,300,000, and our available borrowing capacity was approximately $740,000.

        To enhance our financial flexibility and ensure access to additional capital to support our expansion program, we intend, following completion of this offering, to replace our current credit facilities with a longer term facility from one or more commercial lending institutions providing greater borrowing capacity.

        The amount and timing of our expenditures, repayment of outstanding indebtedness, and future borrowings under our credit facilities may vary depending upon a number of factors, including but not limited to the amount of cash we use in or generate from our operations, changes in our expansion strategy, and the availability of favorable financing. In the event that any of these factors occurs, we may find it necessary or advisable to use portions of the net proceeds for other purposes, and we will have broad discretion in making such determination. For example, if we were to decide, due to changes in the market for golf equipment, that further expansion was not in our best interest, we might devote any proceeds that would have been used for store openings for general corporate purposes.

        Pending application of the proceeds not being utilized to repay outstanding indebtedness, we intend to invest the net proceeds in short-term investment grade or money market securities.

CAPITALIZATION

        The following table sets forth our capitalization as of June 29, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of 2,000,000 shares of our common stock in this offering at an assumed initial public offering price of $9.00 per share (after deducting the placement agent's fee and our estimated offering expenses) and application of the net proceeds from the sale.

        It is important that you read this capitalization information in conjunction with our historical financial statements and related notes, "Use of Proceeds," "Selected Financial and Other Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this prospectus.

	As of June 29, 2003
	Actual	As Adjusted
	(unaudited) (dollars in thousands)
Cash and cash equivalents	$75	$9,901

Total debt(1)	$6,375	$31
Shareholders' equity:
Common stock, par value $0.01 per share, 50,000,000 shares authorized, 3,440,672 shares issued and outstanding, actual; 5,440,672 shares issued and outstanding, as adjusted	34	54
Additional paid-in-capital	5,968	22,118
Deferred stock compensation	(24)	(24)
Accumulated deficit	(6,676)	(6,676)

Total shareholders' equity (deficit)	(698)	15,472

Total capitalization	$5,677	$15,503

(1)
Pending use of the proceeds for new store openings, working capital, and other general corporate purposes, we plan to repay the outstanding indebtedness under our revolving credit facilities.

DIVIDEND POLICY

        We anticipate that we will retain all of our earnings in the foreseeable future to finance the expansion of our business and, therefore, we do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. Our future dividend policy will also depend on the requirements of any financing agreements to which we may be a party and other factors considered relevant by our board of directors.

DILUTION

        The net tangible book value of our common stock on June 29, 2003 was $(697,869), or approximately $(0.20) per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards.

        After giving effect to the sale of shares at an assumed initial public offering price of $9.00 per share, and after deducting the placement agent's fee and estimated offering expenses payable by us, our net tangible book value at June 29, 2003 would have been approximately $15.5 million, or $2.84 per share. This represents an immediate increase in net tangible book value of $3.04 per share to current shareholders and immediate dilution of $6.16 per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$9.00
Net tangible book value per share at June 29, 2003	$(0.20)
Increase per share attributable to this offering	3.04

As adjusted net tangible book value per share after this offering		2.84

Dilution per share to new investors		$6.16

        The following table summarizes, on an as adjusted basis, as of June 29, 2003, the total number of shares of our common stock, the total consideration paid, and the average price per share paid by existing shareholders and by the investors in this offering, calculated before deducting the placement agent's fee and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing shareholders	3,440,672	63.2%	$9,220,795	33.9%	$2.68
New investors	2,000,000	36.8	18,000,000	66.1	9.00

Total	5,440,672	100.0%	$27,220,795	100.0%

        The foregoing discussion and tables assume WR Hambrecht+Co does not exercise its overallotment option. If the overallotment option is exercised in full, sales in this offering will reduce the number of shares of common stock held by the existing shareholders to approximately 60% of the total shares of common stock outstanding after the offering and will increase the number of shares held by new investors to 2,300,000, or approximately 40% of the total shares of common stock outstanding after the offering.

SELECTED FINANCIAL AND OTHER OPERATING DATA

        In the table below, we provide you with our selected financial data. We have prepared this information using our financial statements for each of the five years in the period ended December 29, 2002, and for the six months ended June 30, 2002 and June 29, 2003. The financial statements for the years ended January 2, 2000 and December 31, 2000 have been audited by Silverman Olson Thorvilson & Kaufmann LTD, independent auditors. The financial statements for the years ended December 30, 2001 and December 29, 2002 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the year ended December 27, 1998 and for the six months ended June 30, 2002 and June 29, 2003 have not been audited. Operating results for the six months ended June 29, 2003 are not necessarily indicative of the results that may be expected for the year ending December 28, 2003. The information presented below under the caption "Store Operating Data" is unaudited.

        The financial statements for the year ended December 27, 1998 and for the six months ended June 30, 2002 and June 29, 2003 have been derived from our unaudited financial statements, which have been prepared on the same basis as our audited financial statements and in our opinion contain all adjustments consisting of any normal recurring adjustments necessary for a fair presentation of the results of operations for such periods.

        It is important that you read this selected financial data in conjunction with our historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	Year Ended(1)					Six Months Ended
	December 27, 1998	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	June 30, 2002	June 29, 2003
	(unaudited)					(unaudited)	(unaudited)
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$1,352	$3,359	$7,609	$16,332	$26,407	$13,032	$18,616
Gross profit	543	1,262	2,925	6,048	9,602	4,812	6,641
Selling, general, and administrative expenses	755	2,511	4,677	8,315	11,606	5,811	7,485
Operating loss	(212)	(1,249)	(1,752)	(2,267)	(2,004)	(999)	(844)
Interest expense, net(2)	(183)	(16)	(228)	(336)	(537)	(269)	(436)
Net loss(3)	$(395)	$(1,265)	$(1,980)	$(2,603)	$(2,541)	$(1,268)	$(1,280)
Net loss per share—basic and diluted	$(0.49)	$(0.63)	$(0.79)	$(0.87)	$(0.75)	$(0.38)	$(0.37)
Weighted average shares outstanding	811,819	2,022,641	2,502,026	2,975,019	3,375,087	3,309,502	3,440,672
Store Operating Data:
Stores open at the end of period	3	4	10	20	30	29	35
Comparable store sales increase(4)	n/a	20%	19%	20%	7%	9%	15%
Approximate square feet of selling space at the end of period	8,800	12,600	33,300	68,900	103,800	99,800	120,900

	Year Ended(1)					Six Months Ended
	December 27, 1998	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	June 30, 2002	June 29, 2003
	(unaudited)					(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Net working capital (deficit)	$147	$434	$871	$(2,270)	$4,559	$(717)	$1,780
Total assets	915	1,453	4,584	6,476	9,797	9,109	11,642
Total debt	220	50	1,343	4,808	6,410	3,297	6,375
Total liabilities	492	405	2,301	6,750	9,226	7,364	12,340
Shareholders' equity (deficit)	423	1,048	2,283	(274)	571	1,745	(698)

(1)
Our fiscal year ends on a Sunday on or near December 31 and consists of either 52 or 53 weeks. Fiscal year 1999 consisted of 53 weeks. All other years consisted of 52 weeks. The six months ended June 30, 2002 and June 29, 2003 each consisted of 26 weeks.

(2)
Our 1998 interest expense, net includes $170,000 of expense as the result of a beneficial conversion feature related to certain notes payable, which were convertible into our common stock at $0.47 per share, which was at a discount to the then fair value of the common stock.

(3)
We converted from a Subchapter S corporation income tax filer to a C corporation on December 10, 2000. In a Subchapter S corporation, the shareholders include the applicable corporate loss in their personal income tax returns. Commencing with our change to a C corporation, we established a valuation allowance for all net deferred tax benefits as the realization of these assets is uncertain. Therefore, no income tax expense or benefit is recognized for any periods presented.

(4)
Stores are included in our comparable store sales base on the 365th day of operation. Comparable store sales for the fiscal year ended January 2, 2000 were computed using a comparable 52-week period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Financial and Other Operating Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under "Risk Factors" in this prospectus.

Overview

        We are a specialty retailer in the business of buying, selling, and trading pre-owned and new golf clubs and related equipment. Our 2nd Swing stores provide golfers a convenient place to trade in or sell their existing golf clubs for store credit or cash and apply the value received towards the purchase of new or pre-owned equipment.

        We opened our first store in 1997, which was subsequently relocated in 1998, and now operate 35 stores in fourteen states. We opened one additional store in 1998, two in 1999, six in 2000, ten in 2001, ten in 2002, and five in 2003. We plan to open five additional stores in 2003 and approximately 20 stores in 2004.

        At the store level, our results of operations are significantly impacted by the maturity of our stores. We believe that our stores generally do not achieve maturity until the fourth year of operation. While our newer stores typically experience lower sales levels than more mature stores, store operating costs, which primarily consist of rent, payroll, and advertising expenses, are relatively constant regardless of the age of the store. Therefore, stores generally incur losses in their initial months of operation because sales levels have not increased to a level sufficient to support operating costs. Sales, which we believe increase as customer awareness of a new store grows, should be sufficient to cover costs or generate a slight store-level operating profit by the end of the store's first twelve months of operations. A new store is typically expected to generate comparable store sales increases in the low double digits in the second and third years of operations and low single digits by the time the store reaches maturity in its fourth year. In the fifth year and beyond, comparable store sales increases are expected to be nominal.

        Although we achieved operating profitability at the store level in 2002, we are currently generating operating losses on a company-wide basis. This trend is due to the young age of our store base and the significant investments we have made in building our corporate infrastructure, specifically information systems and management, to support a national base of retail stores. While we currently anticipate that we will continue to incur operating losses on a company-wide basis over the next few years, we expect that such operating losses will decrease through controlled expansion of our store base as a greater percentage of our stores will be mature and our newer stores help spread fixed corporate infrastructure costs over a larger store base. In addition, as we open new stores in existing markets and expand into new markets in close proximity to existing markets, we expect to further leverage our brand recognition and existing advertising, management, and distribution costs to enhance our operating results.

        Because of our recent formation, brief operating history, and significant growth in the number of stores, operating results may not be comparable from period to period and may not be indicative of our future performance. In addition, a disproportionate amount of our sales and profits are generated during the second and third quarters, reflecting the seasonality of the golf season in the states in which we operate.

Critical Accounting Policies

        We prepare our financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available to us. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

        Inventory Valuation.    We review our inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying value. The review includes identification of slow-moving inventories, obsolete inventories, and discontinued products or lines of products. The identification process includes analysis of historical performance of the inventory and current operational plans for the inventory as well as industry and customer-specific trends. If we are unable to sell our inventories at amounts equal to or greater than our carrying amounts, we would be required to adjust our inventory values accordingly.

        Income Taxes.    In determining the carrying value of our net deferred tax assets, we must assess the likelihood that we will generate sufficient future taxable income to realize the benefits of those assets. If our estimates and related assumptions regarding future performance change in the future, we may be required to adjust the amount of the valuation allowance against our deferred tax assets. At December 29, 2002 and December 30, 2001, we determined that we could not conclude that it was more likely than not that our net deferred tax assets would be realized and recorded valuation allowances of approximately $2,091,775 and $896,422, respectively. We evaluate the realizability of the deferred tax assets quarterly and assess the need for adjustments to the valuation allowance accordingly.

Results of Operations

        Our fiscal year ends on the Sunday closest to December 31 and consists of either 52 or 53 weeks. Fiscal year 1999 consisted of 53 weeks. All other years consisted of 52 weeks.

        Our quarters end on the Sunday closest to March 31, June 30, September 30, and December 31, with each quarter consisting of 13 weeks in a 52-week year. In fiscal years consisting of 53 weeks, the quarter ending closest to December 31 will consist of 14 weeks. The six months ended June 30, 2002 and June 29, 2003 each consisted of 26 weeks.

        Stores are included in our comparable store sales base on the 365th day of operation.

        Our sales are recognized at the time of the sale of our merchandise to our customers. Our merchandise inventories are carried at the lower of cost or market using the first-in, first-out method. Pre-owned equipment traded in by customers is recorded as inventory at the amount of the store credit or cash payment given to the customer. The subsequent sales of pre-owned merchandise are recorded at the retail price charged to that customer.

        Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, and distribution.

        Selling, general, and administrative expenses include payroll, advertising, occupancy, and all expenses associated with our corporate headquarters.

        The following table sets forth certain financial data regarding our operations for the periods indicated:

	Years ended					Six Months Ended
	December 27, 1998	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	June 30, 2002	June 29, 2003
	(unaudited)					(unaudited)	(unaudited)
	(in thousands)
Net sales	$1,352	$3,359	$7,609	$16,332	$26,407	$13,032	$18,616
Gross profit	543	1,262	2,925	6,048	9,602	4,812	6,641
Selling, general, and administrative expenses	755	2,511	4,677	8,315	11,606	5,811	7,485
Operating loss	(212)	(1,249)	(1,752)	(2,267)	(2,004)	(999)	(844)
Interest expense, net	(183)	(16)	(228)	(336)	(537)	(269)	(436)
Net loss(1)	(395)	(1,265)	(1,980)	(2,603)	(2,541)	(1,268)	(1,280)
Store operating income (loss)(2)	$73	$(58)	$181	$589	$1,026	$519	$1,097

        The following table sets forth certain financial data regarding our operations expressed as percentages of net sales for the periods indicated:

	Years ended					Six Months Ended
	December 27, 1998	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	June 30, 2002	June 29, 2003
	(unaudited)					(unaudited)	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	40.1	37.6	38.5	37.0	36.4	36.9	35.7
Selling, general, and administrative expenses	55.8	74.8	61.5	50.9	44.0	44.6	40.2
Operating loss	(15.7)	(37.2)	(23.0)	(13.9)	(7.6)	(7.7)	(4.5)
Interest expense, net	(13.5)	(0.5)	(3.0)	(2.0)	(2.0)	(2.0)	(2.4)
Net loss(1)	(29.2)	(37.7)	(26.0)	(15.9)	(9.6)	(9.7)	(6.9)
Store operating income (loss)(2)	5.4	(1.7)	2.4	3.6	3.9	4.0	5.9

(1)
We converted from a Subchapter S corporation income tax filer to a C corporation on December 10, 2000. In a Subchapter S corporation, the shareholders include the applicable corporate loss in their personal income tax returns. Commencing with our change to a C corporation, we established a valuation allowance for all net deferred tax benefits as the realization of these assets is uncertain. Therefore, no income tax expense or benefit is recognized for any periods presented.

(2)
Store operating income (loss) is calculated by subtracting selling expenses from gross profit. Selling expenses include payroll, advertising, occupancy, and other direct expenses relating to our retail stores. Other direct expenses include, for example, depreciation, credit card fees, supplies, loss prevention, and telephone expense. Selling expenses for the periods covered by the table above were: $470,366 for the year ended December 27, 1998; $1,320,382 for the year ended January 2, 2000; $2,744,483 for the year ended December 31, 2000; $5,458,767 for the year ended December 30, 2001; $8,575,995 for the year ended December 29, 2002; $4,292,585 for the six months ended June 30, 2002, and $5,544,275 for the six months ended June 29, 2003. Operating loss can be derived from store operating income (loss) by subtracting general and administrative expenses (the difference between selling, general, and administrative expenses and selling expenses). Management believes that store operating income (loss) is an important measure as it allows an assessment of operating performance at the retail store level before taking into account the fixed corporate overhead. This measure should not be viewed as a more meaningful measure of our operating performance than other financial data, such as operating loss. Other specialty retailers may not use store operating income (loss) to measure operating performance.

Comparison of Six Months Ended June 29, 2003 and June 30, 2002

        Net Sales.    Net sales increased by $5,583,559, or 42.8%, to $18,615,598 in the six months ended June 29, 2003 from $13,032,039 in the six months ended June 30, 2002. The increase is primarily due to the increased number of stores operated during the period. We operated 35 stores as of June 29, 2003 compared to 29 stores as of June 30, 2002. Sales from new stores represent $3,651,475 of the net sales increase. Comparable store sales for the six months ended June 29, 2003 were 15%, primarily due to our maturing store base.

        Gross Profit.    Gross profit, which is net sales less cost of sales, increased by $1,828,598, or 38.0%, to $6,640,623 in the six months ended June 29, 2003 from $4,812,025 in the six months ended June 30, 2002. Gross profit was 35.7% of net sales in the six months ended June 29, 2003 compared to 36.9% in the six months ended June 30, 2002. The decrease in gross profit as a percentage of sales was due to a shift in product mix from the higher margin pre-owned equipment to new equipment.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased by $1,673,684, or 28.8%, to $7,484,861 in the six months ended June 29, 2003 from $5,811,177 in the six months ended June 30, 2002. The dollar increase in selling, general, and administrative expenses was primarily due to the costs associated with operating a greater number of stores. Selling, general, and administrative expenses were 40.2% of net sales in the six months ended June 29, 2003 compared to 44.6% in the six months ended June 30, 2002. Included in selling, general, and administrative expenses are selling expenses of $5,544,275 and $4,292,585 for the six months ended June 29, 2003 and June 30, 2002, respectively.

        Operating Loss.    Operating loss decreased by $154,914, or 15.5%, to $844,238 in the six months ended June 29, 2003 from $999,152 in the six months ended June 30, 2002. Operating loss was 4.5% of net sales in the six months ended June 29, 2003 compared to 7.7% in the six months ended June 30, 2002.

        Interest Expense.    Interest expense, net of interest income, was $435,269 in the six months ended June 29, 2003 compared to $268,534 in the six months ended June 30, 2002. The increase is primarily due to increased borrowing to fund the opening of new stores and working capital needs.

        Income Tax.    We converted from a Subchapter S corporation income tax filer to a C corporation on December 10, 2000. In a Subchapter S corporation, the shareholders include the applicable corporate loss in their personal income tax returns. Commencing with our change to a C corporation, we have established a valuation allowance for all net deferred tax benefits as the realization of these assets is uncertain. Therefore, no income tax expense or benefit is recognized for either six month period.

Comparison of Fiscal 2002 (52 weeks) to Fiscal 2001 (52 weeks)

        Net Sales.    Net sales increased by $10,075,368, or 61.7%, to $26,407,335 in fiscal 2002 from $16,331,967 in fiscal 2001. The increase is primarily due to the increased number of stores operated during the period. We operated 30 stores as of December 29, 2002 compared to 20 stores as of December 30, 2001. Sales from new stores represent $8,949,302 of the net sales increase. Comparable store sales for fiscal 2002 were 7%, primarily due to our maturing store base.

        Gross Profit.    Gross profit, which is net sales less cost of sales, increased by $3,553,784, or 58.8%, to $9,601,798 in fiscal 2002 from $6,048,014 in fiscal 2001. Gross profit was 36.4% of net sales in fiscal 2002 compared to 37.0% in fiscal 2001. The decrease in gross profit as a percentage of sales was due to a minor shift in product mix from the higher margin pre-owned equipment to new equipment.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased by $3,290,488, or 39.6%, to $11,605,491 in fiscal 2002 from $8,315,003 in fiscal 2001. The dollar increase in selling, general, and administrative expenses was primarily due to the costs associated with operating a greater number of stores. Selling, general, and administrative expenses were 44.0% of net sales in fiscal 2002 compared to 50.9% in fiscal 2001. Included in selling, general, and administrative expenses are selling expenses of $8,575,995 and $5,458,767 for fiscal 2002 and fiscal 2001, respectively. The decrease as a percentage of net sales was primarily due to leveraging expenses over a larger store base.

        Operating Loss.    Operating loss decreased by $263,296, or 11.6%, to $2,003,693 in fiscal 2002 from $2,266,989 in fiscal 2001. Operating loss was 7.6% of net sales in fiscal 2002 compared to 13.9% in fiscal 2001. The decrease as a percentage of net sales was primarily due to leveraging expenses over a larger store base.

        Interest Expense.    Interest expense, net of interest income, was $537,258 in fiscal 2002 compared to $335,828 in fiscal 2001. The increase is primarily due to increased borrowing to fund the opening of new stores.

        Income Tax.    We converted from a Subchapter S corporation income tax filer to a C corporation on December 10, 2000. In a Subchapter S corporation, the shareholders include the applicable corporate loss in their personal income tax returns. Commencing with our change to a C corporation, we have established a valuation allowance for all net deferred tax benefits as the realization of these assets is uncertain. Therefore, no income tax expense or benefit is recognized for either year.

Comparison of Fiscal 2001 (52 weeks) to Fiscal 2000 (52 weeks)

        Net Sales.    Net sales increased by $8,723,094, or 114.6%, to $16,331,967 in fiscal 2001 from $7,608,873 in fiscal 2000. The increase is primarily due to the increased number of stores operating during the period. We operated 20 stores as of the end of fiscal 2001 compared to 10 stores at the end of fiscal 2000. Sales from new stores represent $7,184,165 of the net sales increase. Comparable store sales increases for fiscal 2001 were 20%, due to the early stage of maturity of the stores in our comparable store base.

        Gross Profit.    Gross profit, which is net sales less cost of sales, increased by $3,123,279, or 106.8%, to $6,048,014 in fiscal 2001 from $2,924,735 in fiscal 2000. Gross profit was 37.0% of net sales in fiscal 2001 compared to 38.5% in fiscal 2000. The decrease in gross profit as a percentage of sales was due to a minor shift in product mix from the higher margin pre-owned equipment to new equipment and an increase in distribution center expenses.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased by $3,638,309, or 77.8%, to $8,315,003 in fiscal 2001 from $4,676,694 in fiscal 2000. The dollar increase was primarily due to adding management and administrative staff and systems development to support our growth. Selling, general, and administrative expenses were 50.9% of net sales in fiscal 2001 compared to 61.5% in fiscal 2000. The decrease as a percentage of net sales was primarily due to leveraging expenses over a larger store base. Included in selling, general, and administrative expenses are selling expenses of $5,458,767 and $2,744,483 for fiscal 2001 and fiscal 2000, respectively.

        Operating Loss.    Operating loss increased by $515,030, or 29.4%, to $2,266,989 in fiscal 2001 from $1,751,959 in fiscal 2000. The increase was primarily the result of an increase in management and administrative personnel and systems development to support our growth. Operating loss was 13.9% of net sales in fiscal 2001 compared to 23.0% in fiscal 2000. The decrease as a percentage of net sales was primarily due to leveraging expenses over a larger store base.

        Interest Expense.    Interest expense, net of interest income, was $335,828 in fiscal 2001 compared to $227,899 in fiscal 2000. The increase is primarily due to increased borrowing to fund the opening of new stores.

        Income Tax.    We converted from a Subchapter S corporation income tax filer to a C corporation on December 10, 2000. In a Subchapter S corporation, the shareholders include the applicable corporate loss in their personal income tax returns. Commencing with our change to a C corporation, we have established a valuation allowance for all net deferred tax benefits as the realization of these assets is uncertain. Therefore, no income tax expense or benefit is recognized for either year.

Liquidity and Capital Resources

        Our primary capital requirements are for inventory and property and equipment to support our expansion plans. Our initial investment per store is approximately $160,000 for inventory and approximately $105,000 for property and equipment. Our main sources of liquidity have been the issuance of common stock, borrowings from David R. Pomije, our Chairman of the Board and majority shareholder, and borrowings under our credit facility with a commercial lending institution.

        Cash and cash equivalents at December 30, 2001, December 29, 2002, and June 29, 2003 were $0, $1,055,859, and $75,193, respectively. Working capital (deficit) at December 30, 2001, December 29, 2002, and June 29, 2003 was $(2,270,053), $4,558,817, and $1,779,786, respectively.

        During 2000, 2001, and 2002, net cash used in operating activities was $2,664,234, $3,081,801, and $2,380,565, respectively. During the six months ended June 30, 2002 and June 29, 2003, net cash of $670,263 and $264,252, respectively, was used in operating activities. Funds used in operating activities are impacted primarily by our net losses and investments in working capital, primarily inventory.

        During 2000, 2001, and 2002, net cash used in investing activities was $1,244,332, $1,295,102, and $1,120,848, respectively. During the six months ended June 30, 2002, net cash of $848,067 was used in investing activities, primarily to open nine new stores. During the six months ended June 29, 2003, net cash of $643,016 was used in investing activities, primarily for property and equipment to open five new stores and for a new point-of-sale system.

        Our operations and investing activities have been supported to date by cash flow from financing activities. From inception, we have raised capital through the sale of shares of common stock and loans from David R. Pomije. In four separate common stock issuances between December 29, 1998 and March 28, 2002, we raised net proceeds of $6,913,473 through the issuance of 1,159,594 common shares. Between December 29, 1998 and January 25, 1999, we sold 86,066 common shares at $2.85 per share for net proceeds of $245,000. On October 22, 1999 we sold 300,000 shares of common stock at $5.00 per share for net proceeds of $1,475,000. On August 8, 2000 we sold 48,000 shares of common stock at $5.00 per share for net proceeds of $240,000. Between December 11, 2000 and December 29, 2000, we sold 259,875 shares of common stock at $6.67 share for net proceeds of $1,707,490. Between January 7, 2002 and March 28, 2002, we sold 465,653 shares of common stock at $7.33 per share for $3,245,983 in net proceeds.

        The balance of our spending has been supported by loans from Mr. Pomije. Between January 1998 and December 1999, Mr. Pomije advanced us an aggregate of $1,025,000, of which $570,000 was converted to shares of common stock and $455,000 was repaid in October 1999. Between January 2000 and March 2002, Mr. Pomije advanced us an aggregate of $7,867,500, of which $1,267,500 of the outstanding balance was converted to common stock and $3,100,000 was repaid. The remaining outstanding balance of $3,500,000 was structured into a mezzanine note.

        We currently have in place two notes from Mr. Pomije providing us with up to $8,000,000 in borrowing capacity to be used for store expansion. The first is a mezzanine revolving promissory note, referred to above, under which we may borrow up to $3,500,000 with interest payable monthly at an annual rate of 12%. We have granted Mr. Pomije a security interest in our inventory, accounts receivable, and certain other assets in connection with this note. The principal balance under the note, together with accrued interest thereon, is due and payable on March 31, 2006. As of June 29, 2003, $3,500,000 was outstanding under the mezzanine revolving promissory note. We also have in place a working capital revolving promissory note from Mr. Pomije under which we may borrow up to $4,500,000 with interest payable at an annual rate of 12%. We have agreed to grant Mr. Pomije a security interest in our inventory upon his request in connection with this note. The principal balance under this note, together with accrued interest thereon, is due and payable on March 31, 2006. As of June 29, 2003, $1,500,000 was outstanding under the working capital revolving promissory note. After June 30, 2004, the amount that we may borrow under the working capital revolving promissory note will be reduced from $4,500,000 to $1,500,000. The principal balance on the notes can be paid down and re-advanced at any time.

        We currently have a $2,500,000 credit facility (subject to borrowing base limitations) with a commercial lending institution. The interest rate on this credit facility is 3.75% above prime rate (8.0% at June 29, 2003), and payment is secured by our inventory. As of June 29, 2003, $1,343,650 was outstanding under this credit facility and we had approximately $734,000 of additional borrowing capacity. This credit facility expires March 31, 2004.

        We anticipate that the net proceeds of this offering will be approximately $16,200,000, of which we plan to use approximately $6,600,000 to open 25 new stores through the end of 2004. The balance of the proceeds will be available for additional store openings, working capital, and other general corporate purposes. Pending the use of such proceeds for these purposes, we intend to repay outstanding borrowings under our revolving credit facilities in order to reduce our interest expense. Amounts repaid under these facilities will be available for reborrowing during the term of the facilities. If we repay all outstanding balances in full with proceeds from this offering, we will have the capacity to borrow up to $8,000,000 ($5,000,000 after June 30, 2004) under the revolving credit facilities with David R. Pomije that expire on March 31, 2006 and up to $2,500,000 under our existing revolving credit facility with a commercial lending institution that expires on March 31, 2004. We currently expect that cash available from this offering, after repayment of existing borrowings under the credit facilities, will enable us to open the 25 new stores we plan to open through the end of 2004. Based on current expectations, however, it is likely that we will need to borrow additional funds to finance our expansion program in 2005 and 2006. To enhance our financial flexibility and ensure access to additional capital to support our expansion program, we intend, following completion of this offering, to replace our current credit facilities with a longer term facility from one or more commercial lending institutions providing greater borrowing capacity.

        We do not anticipate that cash flow from operations will be available to support our expansion plans until at least 2006, depending upon the performance of our stores and the implementation of our expansion plans. If sufficient capital is not available from the offering, our existing or future credit facilities, or operations, we believe we could reduce our expansion plans and continue to operate our then existing stores.

Contractual Obligations and Commercial Commitments

        The following table summarizes our material contractual obligations, including both on-and-off balance sheet arrangements in effect at June 29, 2003, and adjusted to give effect to the sale by us of 2,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share and the application of the net proceeds of the sale (after deducting the placement agent's fee and estimated offering expenses):

Contractual Obligations	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Thereafter	Total	As Adjusted(1)
	(in thousands)
Notes payable, shareholder(2)	$—	$—	$—	$5,000	$—	$5,000	$—
Notes payable, bank(3)	—	1,344	—	—	—	1,344	—
Capital lease obligations	8	21	2	—	—	31	31
Operating lease obligations	1,386	2,671	2,419	1,812	942	9,230	9,230

Total obligations	$1,394	$4,036	$2,421	$6,812	$942	$15,605	$9,261

(1)
Pending use of proceeds for new store openings, working capital, and other general corporate purposes, we plan to repay the outstanding indebtedness under our revolving credit facilities.

(2)
This balance relates to a revolving credit facility which can be repaid at any time. For purposes of this prospectus, we have shown the current principal balance being paid on the due date of March 31, 2006.

(3)
This balance relates to a revolving credit facility which can be repaid at any time. For purposes of this prospectus, we have shown the current principal balance being paid on the due date of March 31, 2004.

Seasonality and Quarterly Results

        Our business is affected by the pattern of seasonality common to most retail businesses in the golf industry. Our sales will, therefore, tend to be greater in the second and third quarters of the year, which are the principal months for playing golf in most of the country. We do, however, anticipate some increase in sales during the holiday season.

        Net sales, gross profit, operating income (loss), and net income (loss) for the past ten quarters, together with the number of stores open at the end of each quarter, are presented in the following table:

	Fiscal 2001				Fiscal 2002				Fiscal 2003
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter
	(dollars in thousands)
Net sales	$1,644	$6,160	$6,112	$2,416	$3,125	$9,907	$9,850	$3,525	$4,403	$14,213
Gross profit	613	2,340	2,260	835	1,090	3,722	3,614	1,176	1,496	5,145
Operating income (loss)	(906)	(285)	(2)	(1,074)	(1,018)	19	469	(1,473)	(1,570)	726
Net income (loss)	(964)	(373)	(81)	(1,185)	(1,156)	(112)	347	(1,620)	(1,795)	515
Stores open at quarter end	15	19	20	20	23	29	30	30	33	35

        Although the results presented above may not be indicative of future trends or performance, we anticipate that quarterly net sales and operating results will continue to be significantly impacted by seasonality patterns.

Quantitative and Qualitative Disclosure about Market Risk

        Our operations are not currently subject to market risks for interest rates, foreign currency exchange rates, commodity prices, or other market price risks of a material nature.

OUR BUSINESS

        We are a specialty retailer in the business of buying, selling, and trading pre-owned and new golf clubs and related equipment. Our 2nd Swing stores provide golfers a convenient place to trade in or sell their existing golf clubs for store credit or cash and apply the value received towards the purchase of new or pre-owned equipment. This enables golfers to acquire new technology or upgrade to more advanced equipment on a cost-effective basis. With 35 stores currently, we believe we are the largest store-based retailer of pre-owned golf equipment and the only one with the objective of developing a national chain of stores focused primarily on buying, selling, and trading pre-owned golf equipment.

        Our stores are economically sized at approximately 3,500 square feet and are conveniently located in retail strip centers. Each 2nd Swing store carries a broad assortment of new and pre-owned clubs from leading manufacturers, typically consisting of approximately 1,500 woods, 350 sets of irons, 500 putters, and 500 sand wedges. In addition to golf clubs, we also carry a selection of golf bags, gloves, balls, and other equipment. We believe our efficient store size, focus on higher margin pre-owned equipment, and emphasis on hard goods merchandise, which we believe produces higher sales per square foot than apparel and shoes, have enabled us to achieve a store-level average return on invested capital in excess of 50% in stores open for four years or longer.

        We opened our first store in 1997 and now operate 35 stores in fourteen states. Sales for the 12 months ended June 29, 2003 were $32.0 million, of which 64% was derived from the sale of pre-owned golf equipment. Same store sales increases were 20% in fiscal 2001, 7% in fiscal 2002, and 15% for the six months ended June 29, 2003.

Golf Industry Overview

        Market Size and Growth Characteristics.    Based on a study by the National Sporting Goods Association®, or NSGA, retail sales of the types of new golf equipment and accessories sold in our stores were approximately $3.9 billion in 2001. Golf clubs accounted for $2.5 billion, with the balance represented by balls, bags, gloves, and other golf accessories.

        The NSGA estimates that retail sales of new golf equipment have grown from $2.5 billion to $3.9 billion, or at a compound annual rate of 4.6%, over the past 10 years. However, sales of new golf equipment as well as the number of golf rounds played in 2002 declined due primarily to weaker overall trends in consumer spending and unfavorable weather conditions.

        The popularity of golf, as well as golf equipment sales, has been, and is expected to be, influenced by the following factors:

          Favorable demographic trends.    The aging of the huge baby boomer population segment will continue to have a positive impact on golf equipment spending. Research by the National Golf Foundation®, or NGF®, shows that golfers 45 and older represent 39% of the golfer population yet account for 47% of golf-related spending.

          Growth in golf course facilities.    Whereas there was significant growth in the early 1990s in new course development, new courses are opening at a decreasing rate as the market adjusts to participation levels. According to the Golf 20/20 Industry Report, the rate of new course openings in the past three years has gone from 3.2% to 2.3% to 1.5% in 2002, resulting in a total of approximately 15,800 regulation golf courses (at least nine regulation holes) in the United States at the end of 2002. Most of this growth has been attributable to new public or daily fee courses, which now represent over 70% of all golf course facilities, significantly improving access to the game. The growth of alternative facilities including driving ranges, par 3 courses, and other golf learning centers has also improved access to the game.

          Industry initiatives.    Over the past few years, there have been numerous initiatives supported by the PGA of America, LPGA, USGA®, World Golf Foundation, and others to increase golf participation. These include programs such as "The First Tee," designed to introduce golf to juniors, "First Lesson Free," offering discounted or free introductory lessons to beginning golfers, "Link Up 2 Golf," and over 70 "Nike Golf Learning Centers," designed to attract, develop, and retain golfers.

          Increased visibility.    Visibility of golf and golf equipment has been enhanced by increased media coverage of PGA events, greater exposure on television, including The Golf Channel®, an increased number of tour and special events and outings, and the emergence of superstars such as Tiger Woods and Annika Sorenstam. In addition, advertising and promotions by equipment manufacturers have increased, and high-profile, sporting-goods manufacturers, such as Nike, have entered the golf equipment market.

          Significant technological advances in golf equipment.    Over the past ten years, there have been significant technological advances in club head and shaft construction, design, and materials. The continuous introduction of this improved technology, together with advertising and promotions by equipment manufacturers emphasizing the importance of equipment to one's game, has encouraged golfers to change equipment frequently.

        Historically, no organized retail store marketplace has existed for pre-owned golf equipment, as sales of such equipment have largely occurred through second-hand stores, garage sales, classified advertising sales, internet sites, and golfer-to-golfer transactions. Accordingly, no reliable data are currently available on the historic size or growth rate of the pre-owned golf equipment market.

        We believe several factors have driven general demand for pre-owned golf equipment in recent years. In particular, the continuous introduction of new, technologically advanced equipment at higher prices has contributed to the need for an organized store-based market where golfers can buy, sell, trade, and test pre-owned golf equipment. This is similar to the emergence of such other successful retail store concepts as Gamestop® (pre-owned video games) and Carmax® (pre-owned automobiles).

        Retail Channels of Distribution.    The retail channel for new golf clubs is highly competitive and fragmented. According to the NGF, the primary channel is the specialty golf store, accounting for 44% of the retail market, followed by golf course pro-shops (28%), full-line sporting goods stores (11%), mass merchants (7%), catalogs (5%), the internet (4%), and other (1%).

        While specialty golf retailers have by far the largest market share, this channel is highly fragmented, with the top ten golf retail chains accounting for an estimated 25% of the total number of retail outlets in the U.S. Most of these chains are regional, many are franchised, and all are privately held.

Business Strategy and Competitive Differentiation

        We believe the following key elements of our business strategy provide us with significant competitive advantages:

        Differentiated Merchandise Strategy.    Our merchandise mix consists exclusively of hard goods equipment, such as clubs, balls, bags, and accessories, which we believe generate higher sales per square foot than golf apparel and shoes. While we offer a broad selection of both new and pre-owned equipment, we focus on the sale of pre-owned clubs, which accounted for 70% of our sales in 2002. We generally realize higher gross margins on sales of pre-owned clubs than on sales of new equipment.

        Our pre-owned club strategy is the key differentiator from traditional golf retailers. We believe our ability to offer a broad assortment of both new and pre-owned equipment from leading manufacturers appeals strongly to the avid golfer, our core customer. Buying, selling, and trading pre-owned equipment creates a unique customer value by enhancing the golfer's purchasing power for equipment (whether previously owned or new) with the trade-in value of the golfer's current equipment.

        In the new equipment category, we offer major brands of golf equipment, including Callaway, Cleveland, Cobra, Nike, Ping, TaylorMade, and Titleist. All products are purchased directly from the manufacturer and priced competitively in comparison to other golf retailers. We believe that our ability to take trade-ins of pre-owned clubs significantly enhances our ability to sell new equipment.

        Superior In-store Service and Product Expertise.    We emphasize a superior level of in-store service by staffing our stores with well-trained, knowledgeable golfers, many of whom are PGA professionals. These professionals provide our customers with extensive product knowledge, which we believe enables us to build a reputation as a trusted source of information on golf equipment. All stores feature an indoor driving net and putting green to test clubs and we offer customers a 3-day demo period for both new and pre-owned clubs.

        Proprietary Pricing Model.    We have developed a proprietary bid/ask pricing model that utilizes, among other factors, historic product sales data, to enable us to manage both cost and availability of our pre-owned inventory. Pricing information is developed at the corporate level based on supply, demand, and other variables and is adjusted periodically to maximize sales, gross margin, and return on inventory investment. We believe this pricing model provides us with a key competitive advantage and also represents a significant barrier to entry.

        Experienced Management Team.    We have assembled a management team with significant golf expertise and with extensive experience in retailing, particularly the sale of pre-owned merchandise. Five members of our management team, including our Chairman, Chief Executive Officer, and Chief Financial Officer, were involved in the founding and/or development of FuncoLand®, which, prior to its sale to Barnes & Noble, Inc. in 2000, was the largest chain of retail stores selling previously played video game software and hardware, with over 400 stores and annual revenues exceeding $250 million for the fiscal year ended April 2, 2000.

Growth and Expansion Strategy

        With a proven store model, an experienced management team, and scaleable infrastructure now in place, we plan to accelerate our rate of expansion and pursue our goal of becoming the nation's leading retailer of pre-owned and new golf equipment. Key elements of our growth and expansion strategy include the following:

        Accelerated Store Growth.    Over the past few years, we have demonstrated our ability to open new stores and to successfully enter new markets in new geographic territories. We now operate 35 stores, having opened five new stores in 2003. Of these five stores, four were opened in the new markets of Denver, Washington DC, and St. Louis, and one was opened in an existing market.

        We plan to open five additional stores in 2003 and 20 stores in 2004 in both new and existing markets. Beyond 2004, we plan to open 30 to 40 stores per year over the next three years, and we believe there is the potential for at least 200 2nd Swing stores nationwide.

        Increased Store Sales Productivity.    We believe we can increase sales in our existing stores by:

  •
  Capitalizing on favorable industry dynamics, including positive golfer demographics and further advances in golf equipment technology;

  •
  Further developing the market for pre-owned golf equipment by increasing 2nd Swing brand awareness through growing market penetration and enhanced advertising and marketing programs; and

  •
  Increasing new equipment sales by adding new brand and equipment offerings.

        Enhanced Profitability at Store and Corporate Levels.    We believe opportunities exist to enhance store and corporate level profitability by:

  •
  Leveraging store-level operating costs, such as occupancy, advertising, and payroll, with improved sales in existing stores and

  •
  Expanding corporate operating margins and improving return on capital through continued leveraging of existing infrastructure costs, such as systems, distribution, and management, over a larger sales base and through enhanced purchasing power.

Merchandising and Product Sourcing

        Our merchandise offerings include pre-owned and new golf clubs, as well as new golf balls, bags, gloves, and accessories. Our stores do not currently carry golf apparel or shoes. Merchandise sales by major category for 2002 are shown below:

	Percentage of Net Sales
	Pre-Owned	New	Total
Woods	35%	9%	44%
Iron sets	23	8	31
Putters, wedges, and other clubs	11	5	16
Balls, bags, and gloves	1	8	9

Total	70%	30%	100%

        Pre-Owned Equipment.    We believe we offer the largest retail selection of pre-owned clubs in the marketplace. Our typical store carries approximately 3,000 SKUs of pre-owned clubs, with approximately 7,000 additional SKUs available to our customers through our inter-store club transfer program, which allows each store to determine whether a club is available at another store and arrange for delivery to the store where the customer has requested the club. We offer all major brands and models of clubs, including those no longer available in other golf stores or golf pro shops.

        We obtain over 80% of our pre-owned inventory from trade-ins or purchases from our customers. In addition, we purchase demo and close-out equipment directly from certain manufacturers and from golf pro shops through our country club program. Under this program, a dedicated PGA professional is responsible for establishing and maintaining contacts with pro shops, through which we purchase rental sets, excess inventory, and member trade-ins.

        New Equipment.    New equipment, representing approximately 30% of our net sales in 2002, consists primarily of clubs, balls, bags, and gloves. We carry major brands such as Callaway, Cleveland, Cobra, Nike, Ping, TaylorMade, and Titleist. We believe the recent addition of the Titleist and Ping product lines significantly strengthens our brand line-up. Private-label clubs are currently not part of our merchandising strategy. We offer our customers both special orders and custom fitting on any new clubs.

        All new product is purchased directly from manufacturers by our central buying group and most is shipped directly to our stores. We purchase new equipment from approximately 20 vendors, of which one vendor accounted for approximately 39% and our five next largest vendors accounted for approximately 43% of our total new product purchases in 2002.

Retail Stores

        Store Operations, Customer Service, and Training.    One of our key competitive strengths is our ability to provide superior levels of service to our customers. Our stores offer customers an opportunity to interact with knowledgeable sales associates, many of whom are PGA professionals, who can help the customer test and select equipment that best matches the customer's playing abilities and product and price preferences. This enables our customers to make an informed and economical purchasing decision from products that are available in numerous brands, models, and price ranges.

        Our stores are staffed with one store manager and two full-time sales managers. Currently, in multiple store regions, selected store managers also serve as an area manager, overseeing stores in that region. The area managers, and store managers in single-store markets, report to our Vice Presidents of Operations and Sales. Most of our store managers have a college degree, have previously served as sales managers for us, and all have completed our extensive management training program. We prefer to fill the three key store management positions with either PGA professionals or golfers with competitive experience at the collegiate level.

        We have developed an extensive training program for all of our store-level employees. The program consists of a series of tests, as well as ongoing training from our support office sales training staff, covering product knowledge, selling skills, and operating procedures. In addition, our vendors offer in-store training as new products are introduced.

        Our compensation programs are designed to provide all store-level employees with competitive compensation. In addition to a base salary, we have an incentive compensation plan for store and sales managers based on meeting certain sales and operational goals at their stores. Store and area managers are also eligible to participate in our stock compensation plan. Our competitive compensation program, together with the opportunity for year-round employment in the golf industry, has been an important factor in our ability to attract and retain PGA professionals and other golf experts.

        Store Layout and Design.    Our retail stores average 3,500 square feet, of which approximately 90% is dedicated to selling space and the remainder to merchandise storage and receiving. The store layout is standardized, and new and pre-owned golf equipment are displayed separately. Iron sets are displayed on wall fixtures and woods, irons, putters, and wedges in customized display bins generally organized by brand. Typically, two-thirds of our store space is dedicated to pre-owned clubs.

        We have designed our stores to be interactive and to appeal to our avid golf customer. All stores are equipped with a driving net and putting green area, which give our customers the opportunity to test equipment before purchase. Our knowledgeable sales staff and store design, enhanced by television monitors tuned to The Golf Channel or playing new equipment information videos, create a golfer-friendly, pro shop-like atmosphere that encourages our customers to spend more time in the store.

        Store Location and Site Selection.    Our stores are located in metropolitan markets, primarily in strip centers near regional malls with high visibility and easy access from major roadways. Key factors in selecting new markets include demographic and lifestyle characteristics, such as income, age, and golf participation rates, as well as the concentration of golf courses. Our staff consists of real estate professionals experienced in national store roll-outs, including selecting retail store locations, negotiating leases, overseeing store buildout, and managing multiple store development.

        We currently operate the following 35 stores:

Metropolitan Market	Location	Opening Date	Square Footage
Washington, DC	Fairfax, VA	May 2003	3,440
St. Louis, MO	St. Louis, MO	April 2003	3,500
Denver, CO	Littleton, CO	March 2003	3,481
Denver, CO	Lakewood, CO	March 2003	3,175
Philadelphia, PA	Wilmington, DE	March 2003	3,600
Cleveland, OH	Akron, OH	July 2002	3,960
Chicago, IL	Lincoln Park, IL	June 2002	2,795
Pittsburgh, PA	Ross Township, PA	May 2002	3,960
Chicago, IL	Downers Grove, IL	April 2002	3,585
Philadelphia, PA	Moorestown, NJ	April 2002	3,816
Grand Rapids, MI	Kentwood, MI	April 2002	3,000
Omaha, NE	Omaha, NE	April 2002	3,520
Pittsburgh, PA	North Fayette, PA	March 2002	3,800
Louisville, KY	Louisville, KY	February 2002	3,252
Columbus, OH	Columbus, OH	February 2002	3,121
Dayton, OH	Dayton, OH	September 2001	3,200
Minneapolis, MN	Bloomington, MN(1)	September 2001	3,200
Chicago, IL	Vernon Hills, IL	June 2001	2,995
Cleveland, OH	Mentor, OH	May 2001	3,574
Chicago, IL	Schaumburg, IL	April 2001	4,452
Chicago, IL	Orland Park, IL	April 2001	3,904
Indianapolis, IN	Indianapolis, IN	March 2001	3,552
Chicago, IL	Aurora, IL	March 2001	3,827
Chicago, IL	Skokie, IL	March 2001	3,845
Cincinnati, OH	Florence, KY	March 2001	3,450
Cleveland, OH	North Olmsted, OH	April 2000	3,498
Detroit, MI	Westland, MI	April 2000	3,300
Cincinnati, OH	Springdale, OH	March 2000	4,000
Detroit, MI	Novi, MI	March 2000	2,664
Milwaukee, WI	Brookfield, WI	March 2000	3,225
Detroit, MI	Orion, MI	March 2000	3,683
Minneapolis, MN	Roseville, MN	November 1999	2,955
Detroit, MI	Madison Heights, MI	April 1999	2,820
Minneapolis, MN	Burnsville, MN	August 1998	3,200
Minneapolis, MN	Minnetonka, MN(2)	April 1998	3,600

(1)
Originally opened in Edina, Minnesota in February 2000 and relocated to Bloomington, Minnesota.

(2)
Originally opened in Minneapolis, Minnesota in September 1997 and relocated to Minnetonka, Minnesota.

Proprietary Pricing Model

        We have developed a proprietary bid/ask pricing model, which enables us to manage store-level purchase and sale pricing decisions for pre-owned clubs at the corporate level, thus eliminating the need for store managers to make such decisions independently. This model utilizes quantitative factors, such as historic sales, pricing, gross margin, and inventory performance data. In addition, management analyzes such qualitative factors as product life cycle, seasonality, and future product introductions. We believe this centralization of our pricing decisions enables us to determine the appropriate bid or ask price for all of our 50,000 SKUs and balance supply with consumer demand, thus contributing to our ability to optimize sales, gross margins, and return on inventory investment.

Distribution and Replenishment

        We operate a centralized distribution center of approximately 5,000 square feet at our corporate headquarters in Minnetonka, Minnesota, that services all of our stores.

        Approximately 50% of new equipment inventory received by our stores is shipped from our distribution center, with the remainder (primarily balls, bags, gloves, and other accessories) shipped direct to our stores from our vendors. The majority of our merchandise is shipped from the distribution center via United Parcel Service®.

        New product inventory is generally replenished, depending upon the category, using a reorder point/reorder quantity system. This system is based on sales forecasts, inventory levels, and economic order quantities. Iron sets, woods, wedges, and putters are replenished through our central distribution center on a biweekly basis. Consumable items, such as balls and gloves, are replenished in bimonthly shipments directly from the manufacturers.

        Approximately 80% of our pre-owned inventory is purchased directly from our customers. The balance, which comes from our country club program, vendor demo and refurbished product purchases, and the Callaway certified pre-owned program, is shipped from our central distribution center. Pre-owned inventory for new stores is pulled back from our existing stores and shipped from our distribution center prior to a new store opening. We believe our distribution center, along with our option to lease additional adjacent space, has the capacity to serve at least 100 stores.

Management Information System

        Our current MIS capabilities include an integrated corporate software product provided by Lawson Software as our computing platform of the future. This software, running in conjunction with an Oracle® database, provides corporate level functionality in the areas of procurement, inventory control, and financial systems and reporting. It further establishes the foundation for future WEB enabled communications and collaborative processing with our stores, vendors, and other business partners. Through these systems, reports are generated on daily and historic operations performance, labor, inventory levels, and required generally accepted accounting principles financial data.

        We recently implemented a new point-of-sale (POS) system at our retail locations. The new POS functionality includes: credit/check authorization, inventory and price lookup, sales entry and reporting, along with inventory receipt and transfer processing. Retail stores are polled nightly, with all sales and inventory transactions posted to the central corporate systems.

Marketing and Advertising

        Our marketing program is designed to create consumer awareness of our unique retail concept of buying, selling, and trading pre-owned and new golf equipment. Our marketing is based primarily on print advertising, which typically consists of ads in local newspapers as well as golf magazines with national circulation. We supplement our print advertising program with radio advertising in select markets, participation in trade shows, and sponsoring local and regional charity golf events. Our strategy of clustering stores in metropolitan markets enables us to utilize newspaper and radio advertising on a cost-effective basis.

        Given the seasonal nature of the golf equipment business, we spend approximately 95% of our advertising budget during the period from March through August and during the holiday season. We use an outside advertising agency to generate our advertisements, including layout, production, and media management.

        We have a website, www.2ndswing.com, which provides general company information, a listing of our store locations, and select new product information.

Competition

        The new golf equipment market is highly competitive and fragmented. The principal channels of distribution include national and regional specialty golf retail chains, golf pro shops, catalog and internet merchants, full-line sporting goods stores, and mass merchants.

        Our primary competitors for new equipment are specialty golf retail chains such as Edwin Watts Golf®, Golf Galaxy®, Golf USA®, Golfsmith®, Nevada Bob's®, Pro Golf Discount®, and World Wide Golf®. Specialty golf stores typically operate larger stores than we do, carry a broader assortment of merchandise, including golf shoes and apparel, have access to the premium national brands, and provide in-store services and product knowledge. These chains are generally regional, many are franchised, and all are privately held.

        Golf pro shops are primarily located at golf course facilities. Most have access to the premium brands of equipment but carry a much more limited assortment due to space constraints. The pro shops offer a high degree of product knowledge and service, including custom fitting and special ordering. The pro shops typically do not take trade-ins of pre-owned clubs.

        Catalog and internet merchants such as Edwin Watts Golf, Golfsmith, and The Golf Warehouse® offer an extensive assortment of premium branded product, but are limited in their ability to offer in-store services, demo programs, and an opportunity for the customer to inspect and test the products prior to purchase.

        Full-line sporting goods stores include such companies as Dick's Sporting Goods®, Gart Sports®, and The Sports Authority®. While assortments vary from chain to chain, these stores typically carry golf apparel and shoes, but offer a more limited selection of clubs and have access to fewer premium brands on a direct basis. In addition, full-line sporting goods stores are typically more limited in their service offerings and generally have fewer golf experts on staff dedicated to this category.

        Mass merchants include discount stores such as Wal-Mart® and Target® and warehouse clubs such as Costco® and Sam's Club®. These stores offer a more limited assortment of equipment, have little or no access to premium brands, are focused on the lower-end of the mass market, and are basically self-serve operators. They are, however, very competitive in the pricing of golf consumables such as balls and gloves.

        While many of our chain store competitors (specialty golf stores, full-line sporting goods stores, and mass merchants) have substantially greater financial and marketing resources than we do, we are currently, based on industry data and our survey of our competitors' business operations, the only chain focused primarily on the buying, selling, and trading of pre-owned golf equipment.

        Pre-owned golf equipment is sold through a wide variety of channels including local and regional retailers dealing in second-hand goods, auctions, consumer-to-consumer through classified ads or internet sites, garage sales, and consignment and pawn shops.

        We believe that the internet has become a more important channel over the past several years for the purchase and sale of pre-owned clubs. These sites either provide a means for consumers to sell directly to other consumers (such as eBay®) or resell equipment purchased from consumers. We believe our store-based strategy has inherent advantages over internet-based operators. Our convenient store locations allow our customers to examine product quality, compare prices, and test the products either in-store or through our demo program prior to purchase. Our customers can utilize the expertise of our store associates and benefit from the immediate availability of our broad selection of pre-owned equipment.

Trademarks and Service Marks

        We have registered 2ND SWING®, "IT'S NOT YOU, IT'S YOUR CLUBS!®", and 2ND SWING GOLF® as trademarks and service marks with the United States Patent and Trademark Office. We believe that these marks are of considerable value to our business and important to our marketing efforts. In addition, we have registered our web address, www.2ndswing.com.

Properties

        All of our retail stores are leased. Leases typically provide for an initial three-year or five-year term, with varying options for renewal. Our retail store leases for stores open as of June 29, 2003 expire as follows:

During Year	Number of Expiring Leases
2004	1
2005	7
2006	12
2007 or later	15

        We believe that the termination of any particular lease would not have a material adverse effect on our business and that similar locations on comparable terms would be available within the same or a contiguous market area.

        In addition to our retail outlets, we lease a 12,791 square foot office and distribution facility in Minnetonka, Minnesota, where our corporate headquarters are also located. This lease expires June 30, 2006. We have a five-year renewal option.

Employees

        As of July 11, 2003, we had 146 full-time employees, including 33 corporate and administrative personnel and 113 store personnel, and 139 part-time employees. During seasonal peak periods, we add temporary part-time employees.

        Our success depends upon our ability to attract and retain qualified personnel. Although we have been successful in attracting qualified employees, there can be no assurance that we will not experience difficulties in attracting and retaining qualified personnel as our store expansion program continues. We believe that our relations with our employees are good. None of our employees is covered by a collective bargaining agreement.

Legal Proceedings

        We are not currently a party to any material legal proceeding, and, to the best of our knowledge, none is threatened.

MANAGEMENT

        The following table sets forth certain information about our current directors, executive officers, and certain key employees. Two additional directors, each of whom will be independent under current and proposed SEC and American Stock Exchange rules, will be elected to our board of directors shortly after the closing of this offering.

Name	Age	Position
Stanley A. Bodine	53	Chief Executive Officer and Class III Director
P. Simon Kallal	29	President and Class I Director
Robert M. Hiben	46	Chief Financial Officer
Mary C. Sim	37	Controller
David R. Pomije	47	Chairman of the Board and Class III Director
George E. Mileusnic	49	Class II Director
Mario A. Catalino	56	Chief Information Officer
Joseph R. Brinkman	33	Vice President of Merchandising
Robert B. Jordan	55	Vice President of Sales
William A. Kranz	48	Vice President of Construction
Larry A. Kurzeka	49	Vice President of Operations

Directors and Executive Officers

        Stanley A. Bodine was appointed Chief Executive Officer and a Director in 2000 and served as Chief Financial Officer from 2001 until May 2003. Mr. Bodine had served as president and chief operating officer of Funco, Inc. from 1995 until 2000, and as an officer and a director of that company from 1992 until 2000. Mr. Bodine held various management positions with The Pillsbury Company from 1978 to 1991, most recently as senior vice president of The Häagen-Dazs Company, with responsibility for business development in the United States, Europe, and the Pacific Rim.

        P. Simon Kallal is our founder and has been President and a Director since our inception in 1997. He was a member of the University of Minnesota golf team and graduated in 1998 with a bachelor of science degree in accounting from the University of Minnesota Carlson School of Management.

        Robert M. Hiben was appointed our Chief Financial Officer in May 2003. Mr. Hiben had served as president of CFO Decisions, Inc., a provider of financial consulting services to the retail industry since 2003. From 2001 to 2003, Mr. Hiben served as chief financial officer for HighJump Software, Inc., a developer of supply chain software and warehouse management systems. Mr. Hiben served as chief financial officer for Funco, Inc. from 1995 to 2000 and as its controller from 1992 to 1995. From 1990 to 1992, Mr. Hiben served as chief financial officer for Bretts Department Stores Company and in various financial capacities for Wilsons the Leather Experts Inc. from 1982 to 1990.

        Mary C. Sim has been our Controller since 2000. From 1995 to 2000, Ms. Sim served as director of accounting for Funco, Inc. From 1992 to 1995, Ms. Sim was the accounting manager of Funco, Inc. and prior to that was a financial analyst at Holiday Companies, Inc. from 1990 to 1992.

        David R. Pomije has been Chairman of the Board since 1997. From 1995 to 2000, Mr. Pomije was majority shareholder and chief executive officer of Funco, Inc., a specialty retailer of new and previously played interactive entertainment products, which he founded in 1988. Funco, Inc. was acquired by Barnes & Noble, Inc. in June 2000. Since 2000, Mr. Pomije has been a private investor and consultant to various private companies.

        George E. Mileusnic was elected as a Director in 2002. Mr. Mileusnic has been the Chief Financial Officer of Caribou Coffee Company since 2001. Prior to that, he had been executive vice president and chief financial officer of Dean & DeLuca, Inc. from 2000 to 2001. From 1998 to 2000, Mr. Mileusnic was an independent consultant providing financial and management consulting and services to a variety of business entities. Mr. Mileusnic served as a director for Funco, Inc. from 1993 to 2000 and was executive vice president of administration for a division of the Coleman Company, Inc., from 1996 to 1998 and chief financial officer of the Coleman Company, Inc. from 1989 to 1996. Mr. Mileusnic currently serves on the board of trustees of the American Independence Funds.

        Our board of directors is divided into three classes of directors serving staggered three-year terms. The terms of our directors expire as follows: Class I at our annual meeting to be held in 2006; Class II at our annual meeting to be held in 2004; and Class III at our annual meeting to be held in 2005. Our officers are appointed by the board of directors and serve until their successors are elected, subject to earlier resignation or removal by the board.

Other Key Employees

        Mario A. Catalino has been our Chief Information Officer since 2000. From 1998 to 2000, Mr. Catalino was the director of application development for Best Buy Corp. Prior to joining Best Buy, Mr. Catalino served as vice president of information systems for NordicTrack from 1992 to 1998.

        Joseph R. Brinkman has been our Vice President of Merchandising since 2002, having served as our director of merchandising since 2001. From 1993 to 2000, Mr. Brinkman served as an engineer, sourcing manager, and materials manager for Chart Industries. He has both a B.S. in Mechanical Engineering from the University of Minnesota's Institute of Technology and an M.B.A. in Finance from the Carlson School of Management at the University of Minnesota.

        Robert B. Jordan has been our Vice President of Sales since 2002, having served as our director of sales since 2000. From 1999 until joining us, Mr. Jordan was store manager for Austad's Golf stores. Prior to that, Mr. Jordan served as vice president of sales, marketing, and customer service for IC System from 1991 to 1998.

        William A. Kranz has been our Vice President of Construction since 2000. From 1991 to 2000, Mr. Kranz served as vice president of construction for Funco, Inc. Previously, Mr. Kranz was commercial construction manager for William A. Kranz Construction and supervised the build out of various retail and restaurant properties.

        Larry A. Kurzeka has been our Vice President of Operations since 2002. From 1997 to 2002, Mr. Kurzeka was vice president of the Suncoast Division of The Musicland Group, a Best Buy company. From 1983 to 1997, he held a variety of positions at The Musicland Group, including vice president of the On Cue Division, director of merchandise, financial planning manager, and product buyer.

Director Compensation

        The nonemployee members of our board of directors will receive compensation for their service on the board of directors. Directors who are employees will not receive any compensation for services performed in their capacity as directors. We will reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees. In addition, directors who are not employees will be eligible to receive options under our stock option plan for nonemployee directors. Under this plan, eligible directors may receive an option to purchase 7,500 shares of our common stock upon becoming a director and grants to purchase 5,000 shares on the day following each annual meeting, if serving on that date. During 2002, we paid $1,250 in director compensation and issued an option to purchase 7,500 shares at an exercise price equal to the public offering price. Through June 29, 2003, we paid $2,500 in director compensation and issued an option to purchase 5,000 shares at an exercise price equal to the public offering price.

Committees of the Board

        Immediately after this offering, our board of directors will maintain an audit committee and a compensation committee. George E. Mileusnic, as well as two additional independent directors, will serve on both of these committees. The audit committee will be responsible for recommending to the full board of directors the appointment of our independent accountants and reviewing with those accountants the scope of their audit and their report. The audit committee will also review and evaluate our accounting principles and system of internal accounting controls. The compensation committee will be responsible for acting on matters relating to the compensation of directors, senior management, and key employees, including the granting of stock options.

Executive Compensation

        Summary Compensation Table.    The following table sets forth information with regard to compensation paid to our Chief Executive Officer, the only executive officer whose total annual salary and bonus for fiscal 2002 exceeded $100,000.

Name and Principal Position	Fiscal Year	Annual Compensation Salary
Stanley A. Bodine Chief Executive Officer and Chief Financial Officer	2002 2001	$ $	150,000 150,000

        Mr. Bodine and P. Simon Kallal, our President, currently receive annual salaries of $150,000 and $120,000, respectively. Robert M. Hiben was appointed as our Chief Financial Officer in May 2003 at an annual salary of $100,000. In connection with his appointment, we agreed to grant Mr. Hiben upon the effectiveness of this offering an option to purchase 25,000 shares of our common stock at an exercise price equal to the public offering price.

        Option Grants in Fiscal Year 2002.    No options were granted to Mr. Bodine during the 2002 fiscal year.

        Aggregated Option Exercises in Last Fiscal year and Fiscal Year-End Option Values.    The following table provides information relating to option exercises during fiscal 2002 and the number and value of shares of common stock subject to options held by Mr. Bodine as of December 29, 2002.

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
Stanley A. Bodine	—	—	60,000/90,000	$240,000/$360,000

(1)
Value is calculated as the difference between the proposed public offering price ($9.00) and the option exercise price ($5.00) multiplied by the number of shares underlying the option.

2000 Stock Compensation Plan

        Our 2000 Stock Compensation Plan (the "Plan") provides for grants of both incentive stock options, intended to qualify as such under Section 422 of the Internal Revenue Code of 1986 (the "Code"), and nonqualified stock options, stock appreciation rights, and other stock-based awards. Except for the authority to grant incentive stock options, which expires in 2010, the Plan has no expiration date but may be terminated by the Board of Directors at any time, subject to the rights of the holders of options or other awards previously granted under this Plan.

        Shares Subject to the Plan.    We have reserved 900,000 shares of common stock for issuance under the Plan. These shares may be unissued shares or shares repurchased by us. The Plan provides for appropriate adjustment in the number of shares subject to the Plan and to the grants previously made if there is a stock split, stock dividend, reorganization, or other relevant change affecting our corporate structure or equity securities. If shares under a grant are not issued or transferred to the extent permitted prior to the expiration of the grant or an award is otherwise forfeited, the shares will become available for inclusion in future grants.

        Administration.    The Plan is administered by the Board or a committee composed of "non-employee" directors (as defined in Rule 16b-3 under the Exchange Act). The Board or committee determines the participants, grants stock options, with or without stock appreciation rights, and other awards, establishes rules and regulations for the operation of the Plan, and determines the price, term, vesting schedule, number of shares, and other terms of options and other awards. The Board or committee may delegate its powers and duties to members of our administration with respect to participants who are not subject to Section 16 of the Exchange Act.

        Eligible Participants.    Employees eligible to receive grants under the Plan are the officers and certain other key employees of the Company. As of July 11, 2003, the number of employees potentially eligible for grants was approximately 100. The number of grantees could vary from year to year.

        Stock Options.    Options granted under the Plan may be in the form of either options that qualify as "incentive stock options" under Section 422 of the Code ("ISOs") or those that do not qualify as such ("NQSOs"). The term of an option will be fixed by the Board or committee, but no option may have a term of more than ten years from the date of grant. Options will be exercisable at such times as determined by the Board or committee. The option exercise price will be determined by the Board or committee at the time of grant but will not be less than 85% of the fair market value of our common stock on the date of grant (100% of the fair market value for ISOs). The grantee may pay the option price in cash or, if permitted by the Board or committee, by delivering to us shares of common stock already owned by the grantee that have a fair market value equal to the option exercise price. The Code also places the following additional restrictions on the award of ISOs. If an ISO is granted to a participant who owns, at the date of grant, in excess of 10% of our outstanding common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the ISO may be no more than five years from the date of grant. The total fair market value of shares subject to ISOs that are exercisable for the first time by any participant in any given calendar year cannot exceed $100,000 (valued as of the date of grant).

        Stock Appreciation Rights.    The Board or committee may grant stock appreciation rights ("SARs") in connection with a stock option granted under the Plan. If a grantee exercises a SAR, the grantee will receive an amount equal to the excess of the fair market value of the shares with respect to which the SAR is being exercised over the option exercise price of the shares. If a SAR is exercised in whole or in part, the right under the related option to purchase shares with respect to which the SAR has been exercised will terminate to the same extent. If a stock option is exercised, any SAR related to the shares purchased will terminate.

        Other Stock-Based Awards.    The Board or committee, in its discretion, may grant other awards that are valued in whole or in part by reference to, or otherwise based on, the common stock, including, without limitation, performance shares, convertible preferred stock, convertible debentures, or exchangeable securities. Such awards may be granted in addition to or in tandem with stock options or stock appreciation rights granted under the Plan. The Board or committee may set such terms with regard to the vesting of such awards as it deems reasonable.

        Termination of Employment.    Unless otherwise provided in the related award agreement, awards granted under the Plan are generally not transferable other than by the laws of descent and distribution or pursuant to a Qualified Domestic Relations Order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules and regulations thereunder. Following the death of an optionee, any option held may be exercised, to the extent such option was exercisable at the time of death or on such accelerated basis as the Board or committee may determine at or after grant, by the legal representative of the optionee's estate or by any person who acquired the option by will or the laws of descent and distribution for a period of one year (or such other period as the Board or committee may specify at grant) from the date of death or until the expiration of the stated term of the option, whichever period is shorter. If a participant's employment is terminated by reason of disability, any option held by such participant may thereafter be exercised, to the extent it was exercisable at the time of termination or on such accelerated basis as the Board or committee may determine at or after grant, until the expiration of the stated term of such option (unless otherwise specified by the Board or committee at the time of grant). If the optionee dies prior to the expiration of any unexercised option, the option may thereafter be exercised to the extent it was exercisable at the time of death for a period of one year from the date of death or until the expiration of the stated term of the option, whichever period is shorter. If any optionee's employment is terminated for any other reason, the option may be exercised, to the extent otherwise then exercisable, for the lesser of three months from the date of termination of employment or the balance of the term of the option. Terms for awards other than stock options and stock appreciation rights may be set by the Board or committee at the time of the granting of the award.

        Change of Control.    In the event of a "Change in Control" (as defined in the Plan) any award granted under the Plan will become fully exercisable and vested. For purposes of the Plan, a "Change in Control" occurs when (i) the majority of our directors are persons other than persons whose election has been solicited by the Board of Directors or have been appointed by the Board to fill vacancies created by death, resignation, or a new position, (ii) any person or group of persons (as defined in Section 13(d) of the Exchange Act and the rules thereunder) acquires 20% or more of our outstanding voting stock, or (iii) the shareholders approve an acquisition of us by an entity (other than a subsidiary or parent) through the purchase of our assets, or by merger, or otherwise.

Stock Option Plan for Nonemployee Directors

        Under our Stock Option Plan for Nonemployee Directors (the "Directors Plan"), options to purchase up to an aggregate of 150,000 shares of common stock may be granted to our directors who are not employees of us or any subsidiary (each an "Eligible Director").

        The Directors Plan provides that each nonemployee director will be granted an option to purchase 7,500 shares on the date he or she is first elected or appointed. Thereafter, each director serving as of the day following an annual meeting will be granted an option to purchase 5,000 shares of common stock on that date. Each option becomes exercisable on the earlier of the first anniversary date of the date of grant or the date of the next following annual meeting. The options generally expire seven years after the date of grant.

        The exercise price of options granted under the Directors Plan is to be equal to the fair market value of a share of common stock on the date of grant.

        The shares of common stock that may be issued to grantees under the Directors Plan may be unissued shares or shares repurchased by us. The Directors Plan provides for appropriate adjustment in the number of shares subject to the Directors Plan and to the grants previously made if there is a stock split, stock dividend, reorganization, or other relevant change affecting our corporate structure or equity securities. If any shares subject to an option are not issued because the option is not exercised, such shares will be available for future grants.

        The Directors Plan is administered by a committee appointed by the Board or, if no committee is appointed, by the Board. Other than the terms of the grants, the committee has full authority to interpret the Directors Plan as it deems desirable and to make all other determinations necessary or appropriate for the administration of the Directors Plan.

        If an Eligible Director's service as a director terminates because of death or disability, any option held by such Eligible Director that has not yet become exercisable will become immediately exercisable. Such options will be exercisable, in the event of termination because of death, for one year following the date of death or until the expiration of the term of the option, whichever is shorter, or if because of disability, until the expiration of the stated term of the option. If a director whose service has been terminated because of disability dies prior to the expiration of the option, the option will thereafter be exercisable for one year from the date of death or until expiration of the term of the option, whichever is shorter.

        In the event of a "Change in Control" as defined in the Directors' Plan, all options granted shall become fully exercisable and vested. For purposes of the Directors Plan, a "Change in Control" occurs when (i) the majority of our directors are persons other than persons whose election has been solicited by the Board of Directors or have been appointed by the Board to fill vacancies created by death, resignation, or a new position, (ii) any person or group of persons (as defined in Section 13(d) of the Exchange Act and the rules thereunder) acquires 20% or more of our outstanding voting stock, or (iii) our shareholders approve an acquisition of us by an entity (other than a subsidiary or parent) through the purchase of our assets, or by merger, or otherwise.

Employee Stock Awards

        Concurrently with the effectiveness of the offering, we will issue, as stock awards, approximately 10,000 shares of our common stock to our nonofficer employees. We plan to issue 50 shares of our common stock to each of our full-time employees and 25 shares of our common stock to each of our part-time employees. These shares will be issued without consideration and will be freely tradeable upon issuance. We will recognize the fair value of the shares as compensation expense in the period in which they are issued. The issuance of these shares will have no material impact on the book value per share of the shares outstanding following the offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Purchases of Common Stock

        In August 2000, Stanley A. Bodine, our Chief Executive Officer, purchased 48,000 shares of common stock from us at $5.00 per share. Under the terms of the purchase agreement for these shares, in the event that we issue shares to a third party at a price less than $5.00 per share either in connection with a merger or similar transaction or sale, Mr. Bodine is entitled to receive additional shares for no additional consideration such that Mr. Bodine's holdings will have a total value of $240,000, assuming that his shares are valued at the price at which the new shares were issued. Mr. Bodine has agreed to waive this provision upon completion of this offering. Mr. Bodine also has the right to include these shares in any registration statement we file for sales of our common stock by other shareholders.

        In addition, Mr. Bodine and members of his immediate family purchased 72,000 shares of common stock from David R. Pomije at $5.00 per share. The purchase price was paid with promissory notes payable to Mr. Pomije, which were secured by the purchased shares. The notes are payable in six annual installments, beginning in August 2001, and bear interest at an annual rate of 6.33%. As of the date of this prospectus, $63,287 of the principal remains outstanding under the notes, and $32,647 in interest has been paid.

Loans from David R. Pomije

        Between January 2000 and March 2002, Mr. Pomije, our Chairman of the Board and majority shareholder, advanced to us an aggregate of $7,867,500. The annual interest rate on these loans was between 12.0% and 13.5% per annum. In December 2000, $1,267,500 principal of the debt was converted to 190,125 shares of common stock. We repaid $3,100,000 and as of March 31, 2002, the outstanding balance was $3,500,000. Interest on these loans totaled $230,260 in fiscal 2000 and $339,750 in fiscal 2001.

        Effective March 31, 2002, Mr. Pomije agreed to convert the then $3,500,000 balance due into a mezzanine revolving promissory note, authorizing indebtedness not to exceed $3,500,000. This note is due March 31, 2006. We have granted Mr. Pomije a security interest in our inventory, accounts receivable, and certain other assets in connection with this note. In addition, we have a $4,500,000 working capital revolving promissory note which is due March 31, 2006. The borrowing availability under this note will decrease to $1,500,000 on June 30, 2004. We have agreed to grant Mr. Pomije a security interest in our inventory upon his request in connection with this note. Both notes bear interest at 12% per annum. As of June 29, 2003, the outstanding balance on the mezzanine revolving promissory note is $3,500,000, and $1,500,000 is outstanding on the working capital revolving promissory note. Interest on loans from Mr. Pomije for fiscal 2002 was $456,961 and for the six months ended June 29, 2003, was $333,573. Pending use of the proceeds of this offering for new store openings, working capital, and other general corporate purposes, we plan to repay all amounts outstanding on these notes.

        As additional consideration for the mezzanine revolving promissory note, Mr. Pomije received a warrant to purchase 105,000 shares of our common stock at $9.17 per share. The warrant is exercisable until March 31, 2012.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 11, 2003 and as adjusted for the sale of shares of common stock in the offering:

  •
  each person known by us to beneficially own more than 5% of the outstanding shares of common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes shares that may be acquired within sixty days of the date of this prospectus. To our knowledge, all persons named in the table have sole voting and investment power with respect to all shares of common stock owned, unless otherwise noted.

	Beneficial Ownership of Common Stock Before Offering		Beneficial Ownership of Common Stock After Offering
Name(1)
	Shares	Percent	Shares	Percent
David R. Pomije(2)	1,843,542	52.0%	1,843,542	33.2%
P. Simon Kallal(3)	317,526	9.2	317,526	5.8
Stanley A. Bodine(4)	240,000	6.8	240,000	4.3
Daniel J. Frederick(5)	231,000	6.7	231,000	4.2
George E. Mileusnic(6)	14,250	*	14,250	*
Robert M. Hiben(7)	6,000	*	6,000	*
All directors and executive officers as a group (6 persons)(2)(3)(4)(6)(7)(8)	2,427,018	66.1	2,427,018	42.8

*
Less than 1%

(1)
The address for each shareholder is 5810 Baker Road, Minnetonka, Minnesota 55345, except Mr. Frederick for whom the address is 2520 Cedar Ridge Road, Woodland, Minnesota 55391.

(2)
Includes 6,000 shares held on behalf of Mr. Pomije's minor children and 105,000 shares issuable upon exercise of currently exercisable warrants.

(3)
Includes 30,000 shares pledged to Mr. Pomije as security for a promissory note payable to Mr. Pomije by Mr. Kallal and 24,000 shares issuable upon exercise of a currently exercisable option.

(4)
Includes shares held by Mr. Bodine and his wife, 36,000 shares held on behalf of their minor children, and 90,000 shares issuable upon exercise of currently exercisable options.

(5)
Includes shares held by Mr. Frederick and his wife.

(6)
Includes 7,500 shares issuable upon exercise of a currently exercisable option.

(7)
Includes shares held by Mr. Hiben and his wife.

(8)
Includes 4,200 shares issuable upon exercise of a currently exercisable option.

DESCRIPTION OF CAPITAL STOCK

        The description of our securities contained herein is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and the Minnesota Business Corporation Act.

Capital Stock

        Our Amended and Restated Articles of Incorporation authorize the issuance of 50,000,000 shares of capital stock, par value $0.01 per share. The board of directors is authorized to establish different classes or series of shares and to fix the rights and preferences of any class or series so established. If not otherwise designated, our shares of capital stock are common stock. As of the date of this prospectus, 3,440,672 shares of our common stock are issued and outstanding, and we have approximately 120 shareholders. All currently outstanding shares of common stock are, and the common stock offered hereby will be, upon payment therefor, fully paid and nonassessable. Currently, we have no issued and outstanding preferred stock.

        The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors. Accordingly, the holders of a majority of the shares of common stock outstanding will be able to elect all of the directors. The holders of common stock are entitled to such dividends as may be declared by the board of directors. Subject to the preferential rights, if any, of any class or series of preferred stock that may be authorized and issued by the board of directors, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to our shareholders upon our liquidation. There are no redemption, sinking fund, conversion, or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

Limitation of Liability and Indemnification

        As permitted by the Minnesota Business Corporation Act, our Amended and Restated Articles of Incorporation provide that none of our directors will be liable to us or to our shareholders for monetary damages for breach of a fiduciary duty as a director other than for:

  •
  any breach of the director's duty of loyalty to us or to our shareholders;

  •
  acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

  •
  approval of specified unlawful dividends or stock repurchases or redemptions; and

  •
  any transaction from which the director derived an improper personal benefit.

        In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Minnesota law.

        Section 302.A.521 of the Minnesota Business Corporation Act and our Amended and Restated Bylaws provide that we must indemnify any director, officer, employee, or agent made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding if specified statutory standards are met. "Proceeding" means a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding, including one by us or in our behalf. For a complete statement of these indemnification rights, please see Section 302A.521 of the Minnesota Business Corporation Act and our Amended and Restated Bylaws.

Antitakeover Provisions

        Specific provisions of the Minnesota Business Corporation Act, our Amended and Restated Articles of Incorporation, and our Amended and Restated Bylaws could have the effect of discouraging attempts to acquire us, including by a hostile takeover, or to remove incumbent management even if some or a majority of our shareholders were to deem the attempt to be in their best interest, including an attempt that might result in the payment of a premium over the market price for the shares of common stock held by our shareholders.

Issuance of Preferred Stock

        Our Amended and Restated Articles of Incorporation provide that our board of directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time from the authorized capital stock shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, and any qualifications, limitations, or restrictions of the shares of each series of preferred stock. The board may, among other things, determine with respect to each series of preferred stock specific voting rights, designations, dividend rights (and whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights, and liquidation preferences. Because the board of directors will have the power to establish the preferences and the rights of the shares of any series of preferred stock without any further action or vote by the shareholders, the board may grant the holders of any series of preferred stock preferences, powers, and rights, including voting rights, senior to the rights of the holders of common stock.

        One of the potential effects of issuing preferred stock may be to enable the board of directors to render more difficult, discourage, or prevent an attempt to obtain control of us by means of a tender offer, proxy contest, merger, or otherwise and thereby protect the continuity of our current management. The issuance of shares of preferred stock pursuant to the board of directors' authority may adversely affect the rights of holders of common stock.

Classified Board of Directors

        Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws provide that the board of directors is divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the board of directors in a relatively short period of time. Our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws also provide that directors may be removed only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of common stock entitled to vote for the election of directors. In addition, vacancies, whether created by resignation, death, removal, or an increase in the number of directors, may be filled by a vote of a majority of directors then in office, even though less than a quorum. The foregoing provisions could prevent shareholders from removing incumbent directors and filling the resulting vacancies with their own nominees.

Supermajority Vote

        Our Amended and Restated Articles of Incorporation require the affirmative vote of at least two-thirds of the voting power of all outstanding shares entitled to vote to authorize any merger, consolidation, exchange, sale, or other disposition of all or substantially all of our assets or our voluntary dissolution. These actions require only majority shareholder approval if the proposed action has been approved by the affirmative vote of two-thirds of the directors.

Amendments

        The approval of the holders of at least two-thirds of the voting power of all outstanding shares of common stock entitled to vote for the election of directors is required to amend specified provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, including those described above.

Statutory Provisions

        Section 302A.671 of the Minnesota Business Corporation Act applies, with specified exceptions, to any acquisition of our voting stock resulting in the acquisition of beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any acquisition by a majority of our shareholders prior to its consummation. In general, shares acquired in the absence of approval are denied voting rights and are redeemable by us at their then fair market value within 30 days after the acquiring person has failed to provide us with a timely information statement or the date the shareholders have voted not to grant voting rights to the acquiring person's shares.

        Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any shareholder who or which owns 10% or more of our voting shares to enter into a business combination with us, or with any of our subsidiaries, for four years following the shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the board of directors before the interested shareholder's share acquisition.

Warrants

        In April 2000, we issued warrants to purchase 2,400 shares of our common stock at $5.00 per share. These warrants are exercisable for a period of six years commencing on April 26, 2000 and were issued as partial consideration for marketing and advertising services. In March 2002, we issued a warrant to purchase 105,000 shares of our common stock at $9.17 per share. This warrant is exercisable for a period of ten years commencing on March 31, 2002. In addition, in March 2002, we issued a warrant to purchase 13,467 shares of our common stock at $8.43 per share. This warrant is exercisable for a period of five years commencing on March 28, 2002.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Listing

        We have applied to have our shares of common stock approved for listing on the American Stock Exchange under the symbol "SSG."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        Upon completion of this offering, we will have 5,440,672 shares of common stock outstanding, assuming WR Hambrecht+Co does not exercise its overallotment option, and 5,740,672 shares of common stock outstanding if WR Hambrecht+Co exercises its overallotment option. We have reserved 1,050,000 shares of common stock for issuance upon exercise of options granted or to be granted under our stock option plans, of which options to purchase 412,250 shares are currently outstanding. We also have reserved 120,867 shares of common stock for issuance upon the exercise of outstanding warrants.

        All of the 2,000,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" of 2nd Swing as that term is defined in Rule 144 under the Securities Act. The remaining 3,440,672 shares of common stock outstanding are "restricted securities" under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

Rule 144

        In general, under Rule 144, beginning on                        , 2003, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 54,406 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the American Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 are also governed by manner of sale provisions and notice requirements and current public information about us must be available.

        In addition, a person who is deemed not to have been our affiliate at any time during the three months preceding a sale by him or her and who has beneficially owned his or her shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements, or the availability of current information we refer to above. Approximately 212,706 outstanding shares will qualify for this exemption immediately after the offering.

Rule 701

        As of July 11, 2003, approximately 108,510 shares of common stock are issuable under currently exercisable options, which were issued in reliance on Rule 701. All of these shares may be eligible for sale in reliance on Rule 701 beginning on                        , 2003. Sales of these shares of common stock will be limited under lock-up agreements with WR Hambrecht+Co. In general, under Rule 701 as currently in effect, our employees who have purchased shares from us in connection with a compensatory plan or other agreement are eligible to resell those shares on                        , 2003, in

reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

Employee Stock Awards

        Concurrently with the effectiveness of the offering, we will issue, as stock awards, approximately 10,000 shares of our common stock to our nonofficer employees. We plan to issue 50 shares of our common stock to each of our full-time employees and 25 shares of our common stock to each of our part-time employees. These shares will be issued without consideration and will be freely tradeable upon issuance.

Lock-Up Agreements

        As of the date of this prospectus, all of our officers and directors, as well as certain shareholders, holding an aggregate of approximately 3,014,503 shares, or 88% of our currently outstanding common stock, have entered into, or will enter into prior to the offering, lock-up agreements in connection with this offering. These lock-up agreements provide that these persons will not offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht+Co, which has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Registration of Shares under Stock Option Plans

        We intend to file a registration statement on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our stock option plans as soon as practicable following the date of this prospectus. When issued, these shares will be freely tradeable in the public market, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above.

PLAN OF DISTRIBUTION

        We are offering the common stock on a best-efforts basis principally to selected institutional investors. WR Hambrecht+Co, LLC has agreed, subject to the terms and conditions set forth in the placement agency agreement between us and them, to act as our exclusive placement agent in connection with this offering. The placement agent is not obligated and does not intend to purchase any of the common stock offered hereby. We have agreed to pay the placement agent a fee equal to $        per share of this offering as a placement agent's fee.

        We have granted the placement agent an option, exercisable within 30 days after the date of this prospectus, to place up to an aggregate of 300,000 additional shares of common stock at the same price per share to be paid for the other shares offered hereby solely for the purpose of covering overallotments. The placement agent may exercise the option only for the purpose of covering excess placements, if any, made in connection with the distribution of the shares of common stock offered hereby. The placement agent will place any additional shares on the terms described in the preceding paragraph and will receive the same placement agent's fee.

        The following table summarizes the compensation to be paid by us to WR Hambrecht+Co. This information assumes either no exercise or full exercise by WR Hambrecht+Co of its overallotment option:

	Per Share	Without Overallotment	With Overallotment
Public offering price
Placement agent fee paid by us
Proceeds, before expenses, to us

        We estimate that our total expenses for this offering, excluding the placement agent fee, will be approximately $750,000.

        We and each of our directors and executive officers and certain other shareholders, who in the aggregate have the right to sell or otherwise transfer approximately 3,014,503 shares of common stock, have agreed, subject to limited exceptions, not to sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge, or otherwise dispose of any shares of our common stock or securities convertible into our common stock, directly or indirectly, for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht+Co.

        This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions or to limited partners or shareholders of such holders who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, WR Hambrecht+Co will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For more information, see "Shares Eligible for Future Sale."

        We have agreed to indemnify WR Hambrecht+Co and its controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments WR Hambrecht+Co may be required to make in respect thereof.

        WR Hambrecht+Co has informed us that it will not confirm, without client authorization, sales to its client accounts as to which it has discretionary authority. WR Hambrecht+Co has also informed us that it intends to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

        In connection with this offering, WR Hambrecht+Co and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and overallotment transactions and purchases to cover short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of the common stock. An overallotment involves placing more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overalloted by the placement agent is not greater than the number of shares that it may place in the overallotment option. In a naked short position, the number of shares overalloted is greater than the number of shares in the overallotment option. WR Hambrecht+Co may cover this short position by purchasing common stock in the open market and/or by exercising all or part of its overallotment option.

        In determining the source of shares to close out the short position, WR Hambrecht+Co will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may place shares through the overallotment option. If WR Hambrecht+Co places more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if WR Hambrecht+Co is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        In addition, WR Hambrecht+Co may impose a penalty bid. This allows WR Hambrecht+Co to reclaim the selling concession allowed to it if common stock sold in this offering is repurchased by it in stabilizing or short covering transactions. These transactions, which may be effected on the American Stock Exchange or otherwise, may stabilize, maintain, or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. WR Hambrecht+Co and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and WR Hambrecht+Co make no representation or prediction as to whether WR Hambrecht+Co will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

        We have applied to list our common stock on the American Stock Exchange under the symbol "SSG." Prior to this offering, there has been no public market for our common stock. Consequently, we, WR Hambrecht+Co, and the investors will negotiate to determine the initial public offering price. We will consider current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry, and estimates of our potential. The estimated price range specified on the cover page of this prospectus may change because of market conditions and other factors.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Moss & Barnett, A Professional Association, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the placement agent by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements at December 29, 2002 and for each of the two years then ended as set forth in their report. Silverman Olson Thorvilson & Kaufmann LTD, independent auditors, have audited our financial statements for the year ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on the reports of Ernst & Young LLP and Silverman Olson Thorvilson & Kaufmann LTD, given on their authority as experts in accounting and auditing.

INDEPENDENT AUDITORS

        On September 4, 2002, in anticipation of this offering, our board of directors engaged Ernst & Young LLP as our independent auditors to reaudit our December 30, 2001 financial statements and dismissed Silverman Olson Thorvilson & Kaufmann LTD, our former auditors. During the fiscal years ended December 31, 2000 and December 30, 2001, and through September 4, 2002, there were no disagreements with Silverman Olson Thorvilson & Kaufmann LTD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or with respect to our financial statements which, if not resolved to the satisfaction of Silverman Olson Thorvilson & Kaufmann LTD, would have caused it to make reference to the subject matter of the disagreement in connection with its report. The report of Silverman Olson Thorvilson & Kaufmann LTD for the fiscal years ended December 31, 2000 and December 30, 2001 did not contain an adverse opinion or a disclaimer of opinion nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles. Prior to the board's decision to engage Ernst & Young LLP, we did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may read and copy any document we file at the SEC's public reference room in Washington, DC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports and other information, including proxy statements, with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above.

Report of Independent Auditors

The Board of Directors
2nd Swing, Inc.

        We have audited the accompanying balance sheets of 2nd Swing, Inc. as of December 30, 2001 and December 29, 2002, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 2nd Swing, Inc. as of December 30, 2001 and December 29, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                      Ernst & Young LLP

Minneapolis, Minnesota
February 21, 2003

Report of Independent Auditors

The Board of Directors
2nd Swing, Inc.

        We have audited the accompanying statements of operations, shareholders' equity (deficit), and cash flows of 2nd Swing, Inc. for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, 2nd Swing, Inc.'s results of operations and its cash flows for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                      Silverman Olson Thorvilson & Kaufmann LTD
                      Certified Public Accountants

Minneapolis, Minnesota
January 29, 2001

2nd Swing, Inc.

Balance Sheets

	December 30, 2001	December 29, 2002	June 29, 2003
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$—	$1,055,859	$75,193
Other receivables	44,509	107,983	248,853
Prepaid expenses	227,966	398,787	719,239
Inventories	4,005,174	5,609,242	7,837,520

Total current assets	4,277,649	7,171,871	8,880,805
Property and equipment, net	2,192,908	2,610,926	2,740,617
Other assets	5,699	14,343	20,566

Total assets	$6,476,256	$9,797,140	$11,641,988

Liabilities and shareholders' equity (deficit)
Current liabilities:
Notes payable to shareholder	$4,800,000	$—	$—
Note payable, bank	—	—	1,343,650
Accounts payable	768,484	1,708,816	3,979,685
Checks drawn in excess of available funds	279,118	—	—
Accrued payroll and benefits	151,710	205,070	365,466
Purchase credit memos payable	276,269	347,506	417,980
Other accrued expenses	216,888	254,013	893,766
Deferred rent	51,655	77,505	80,550
Current portion of capital lease obligations	3,578	20,144	19,922

Total current liabilities	6,547,702	2,613,054	7,101,019
Notes payable to shareholder	—	4,962,180	5,000,000
Note payable, bank	—	1,406,434	—
Deferred rent	197,834	223,603	227,972
Capital lease obligations, less current portion	4,644	21,258	10,866
Shareholders' equity (deficit):
Common stock, $.01 par value:
Authorized shares—50,000,000
Issued and outstanding shares—2,975,019 at December 30, 2001; 3,440,672 at December 29, 2002 and June 29, 2003	29,750	34,407	34,407
Additional paid-in capital	2,620,894	5,968,116	5,968,116
Deferred stock compensation	(69,226)	(35,619)	(24,592)
Accumulated deficit	(2,855,342)	(5,396,293)	(6,675,800)

Total shareholders' equity (deficit)	(273,924)	570,611	(697,869)

Total liabilities and shareholders' equity (deficit)	$6,476,256	$9,797,140	$11,641,988

See accompanying notes.

2nd Swing, Inc.

Statements of Operations

	Year Ended			Six Months Ended
	December 31, 2000	December 30, 2001	December 29, 2002	June 30, 2002	June 29, 2003
				(Unaudited)
Net sales	$7,608,873	$16,331,967	$26,407,335	$13,032,039	$18,615,598
Cost of sales	4,684,138	10,283,953	16,805,537	8,220,014	11,974,975

Gross profit	2,924,735	6,048,014	9,601,798	4,812,025	6,640,623
Selling, general, and administrative expenses	4,676,694	8,315,003	11,605,491	5,811,177	7,484,861

Operating loss	(1,751,959)	(2,266,989)	(2,003,693)	(999,152)	(844,238)
Interest expense	(234,471)	(340,611)	(541,672)	(268,534)	(435,269)
Interest income	6,572	4,783	4,414	—	—

Net loss	$(1,979,858)	$(2,602,817)	$(2,540,951)	$(1,267,686)	$(1,279,507)

Basic and dilutive net loss per share	$(0.79)	$(0.87)	$(0.75)	$(0.38)	$(0.37)

Weighted average number of shares outstanding	2,502,026	2,975,019	3,375,087	3,309,502	3,440,672

See accompanying notes.

2nd Swing, Inc.

Statement of Shareholders' Equity (Deficit)

	Common Stock					Total Shareholders' Equity (Deficit)
			Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Deficit
	Shares	Amount
Balance at January 2, 2000	2,477,019	$24,770	$2,686,230	$—	$(1,663,073)	$1,047,927
Common stock issued in private placement	307,875	3,079	1,944,411	—	—	1,947,490
Common stock issued in conversion of note payable to shareholder	190,125	1,901	1,265,599	—	—	1,267,500
Recapitalization resulting from election of C corporation status	—	—	(3,390,406)	—	3,390,406	—
Net loss	—	—	—	—	(1,979,858)	(1,979,858)

Balance at December 31, 2000	2,975,019	29,750	2,505,834	—	(252,525)	2,283,059
Stock option compensation	—	—	115,060	(115,060)	—	—
Amortization of stock option compensation	—	—	—	45,834	—	45,834
Net loss	—	—	—	—	(2,602,817)	(2,602,817)

Balance at December 30, 2001	2,975,019	29,750	2,620,894	(69,226)	(2,855,342)	(273,924)
Common stock issued in private placement	465,653	4,657	3,241,326	—	—	3,245,983
Amortization of stock option compensation	—	—	—	33,607	—	33,607
Warrant value	—	—	105,896	—	—	105,896
Net loss	—	—	—	—	(2,540,951)	(2,540,951)

Balance at December 29, 2002	3,440,672	34,407	5,968,116	(35,619)	(5,396,293)	570,611
Amortization of stock option compensation	—	—	—	11,027	—	11,027
Net loss (unaudited)	—	—	—	—	(1,279,507)	(1,279,507)

Balance at June 29, 2003 (unaudited)	3,440,672	$34,407	$5,968,116	$(24,592)	$(6,675,800)	$(697,869)

See accompanying notes.

2nd Swing, Inc.

Statements of Cash Flows

	Year Ended			Six Months Ended
	December 31, 2000	December 30, 2001	December 29, 2002	June 30, 2002	June 29, 2003
				(Unaudited)
Operating activities
Net loss	$(1,979,858)	$(2,602,817)	$(2,540,951)	$(1,267,686)	$(1,279,507)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	318,535	536,320	752,019	341,183	426,454
Loss on disposal of fixed assets	91,331	9,607	18	—	86,871
Warrant and stock option related expenses	—	45,834	101,683	40,968	48,847
Changes in operating assets and liabilities:
Inventories	(1,592,024)	(1,641,545)	(1,604,068)	(1,849,910)	(2,228,278)
Prepaid expenses	(89,638)	(116,260)	(170,821)	(143,957)	(320,452)
Other receivables	(29,038)	(13,922)	(63,474)	(77,732)	(140,870)
Other assets	13,033	(3,101)	(8,644)	(7,900)	(6,223)
Accounts payable	298,898	289,423	940,332	2,073,157	2,270,869
Accrued payroll and benefits	62,265	43,020	53,360	(149,207)	160,396
Purchase credit memos payable and accrued expenses	231,301	169,657	108,362	302,126	710,227
Deferred rent	10,961	201,983	51,619	68,695	7,414

Net cash used in operating activities	(2,664,234)	(3,081,801)	(2,380,565)	(670,263)	(264,252)
Investing activities
Purchases of property and equipment	(1,244,332)	(1,306,352)	(1,121,400)	(848,067)	(643,016)
Proceeds from sale of fixed assets	—	11,250	552	—	—

Net cash used in investing activities	(1,244,332)	(1,295,102)	(1,120,848)	(848,067)	(643,016)
Financing activities
Increase (decrease) in cash drawn in excess of available funds	—	279,118	(279,118)	(169,839)	—
Proceeds from borrowings on note payable to shareholder	3,260,000	3,757,500	3,865,000	1,000,000	800,000
Payments of note payable to shareholder	(650,000)	(300,000)	(3,665,000)	(2,550,000)	(800,000)
Net increase (decrease) in note payable to bank	(50,000)	—	1,406,434	—	(62,784)
Payments on capital lease obligations	—	(2,747)	(16,027)	(7,814)	(10,614)
Proceeds from issuance of common stock	1,442,490	505,000	3,245,983	3,245,983	—

Net cash provided by financing activities	4,002,490	4,238,871	4,557,272	1,518,330	(73,398)

Increase (decrease) in cash and cash equivalents	93,924	(138,032)	1,055,859	—	(980,666)
Cash and cash equivalents, beginning of period	44,108	138,032	—	—	1,055,859

Cash and cash equivalents, end of period	$138,032	$—	$1,055,859	$—	$75,193

Supplemental disclosures of cash flow information
Cash paid for interest	$198,332	$330,298	$466,536	$307,773	$377,507

Supplemental disclosures of noncash transactions

        During the year ended December 31, 2000, the Company converted $1,267,500 of notes payable to the majority shareholder to 190,125 shares of common stock.

        During the year ended December 31, 2000, the Company issued 75,765 shares of common stock in exchange for subscriptions receivable aggregating $505,000.

        During the years ended December 30, 2001 and December 29, 2002, the Company acquired $10,969 and $49,207, respectively, of assets through capital lease obligations.

        During the six months ended June 30, 2002, the Company acquired $46,296 of assets through capital lease obligations. The Company did not acquire assets through capital lease obligations during the six months ended June 29, 2003.

See accompanying notes.

2nd Swing, Inc.

Notes to Financial Statements

Years Ended December 31, 2000, December 30, 2001, and December 29, 2002
and six month periods ended June 30, 2002 (unaudited) and June 29, 2003 (unaudited)

1. Nature of Operations

        2nd Swing, Inc. (the Company or 2nd Swing) was incorporated in March 1997. The Company is in the business of buying and selling both new and pre-owned golf clubs and related golf equipment primarily through its 2nd Swing retail stores. As of December 29, 2002, the Company owned and operated a total of 30 stores: four in Minnesota, five in Michigan, six in Ohio, seven in Illinois, one in Indiana, one in Wisconsin, two in Pennsylvania, two in Kentucky, one in Nebraska, and one in New Jersey. As of December 30, 2001, the Company owned and operated a total of 20 stores: four in Minnesota, four in Michigan, five in Ohio, five in Illinois, one in Indiana and one in Wisconsin. As of December 31, 2000, the Company owned and operated a total of 10 stores: four in Minnesota, four in Michigan, and two in Ohio. The Company currently operates in a single business segment and thus additional disclosures under Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures About Segments of an Enterprise and Related Information, are not required.

        The Company's fiscal year ends on a Sunday on or near December 31 consisting of either a 52- or 53-week year. Fiscal year 2002 ended on December 29, 2002, fiscal year 2001 ended on December 30, 2001, and fiscal year 2000 ended on December 31, 2000. Each of these fiscal years consisted of 52 weeks. Unless otherwise stated, references to years in this report relate to the fiscal year rather than the calendar year.

2. Summary of Significant Accounting Policies

Cash Equivalents

        Cash equivalents represent investments with a maturity of three months or less at the time of purchase. Cash equivalents are recorded at cost, which approximates market.

Concentrations

        Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at high quality financial institutions. The Company believes no significant credit risk exists with respect to these deposits.

Inventories

        Inventories consist of new and pre-owned golf clubs and related golf equipment and are recorded at the lower of cost (determined on a first-in, first-out basis) or market.

Property and Equipment

        Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, in the case of leasehold improvements, over the shorter of the estimated useful lives or lease terms. Estimated useful lives for furniture and equipment and leasehold improvements are five years. When indicators of impairment exist, long-lived assets are evaluated for impairment using an undiscounted cash flow analysis.

        In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective for fiscal years beginning after December 15, 2001. This statement develops one accounting model (based on the model in SFAS No. 121) for long-lived assets to be disposed of, expands the scope of discontinued operations, and modifies the accounting for discontinued operations. The adoption of this new statement did not have a material impact on the Company's net earnings or financial position.

        Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Revenue Recognition

        Revenue from retail sales is recognized at the point of sale. The Company does not provide a reserve for sales returns because the amount is insignificant.

Vendor Allowances

        Vendor allowances such as volume rebates and other purchase discounts are reflected as a reduction to cost of sales as the related inventory is sold. Vendor advertising allowances are reflected as a reduction to advertising expense in selling, general, and administrative expenses after the advertising event has occurred.

        During 2002, the Emerging Issues Task Force reached a consensus on Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor. Under the new guidance, cash consideration received from a vendor should be classified as a reduction of cost of sales. If the consideration received represents a payment for assets delivered to the vendor, it should be classified as revenue. If the consideration is a reimbursement of a specific, incremental, identifiable cost incurred in selling the vendor's product, the cost should be characterized as a reduction of that cost incurred. The guidance is effective for fiscal periods beginning after December 15, 2002. The adoption of this consensus did not have a material impact on net earnings, cash flows, or financial position.

Pre-Opening Costs

        Pre-opening costs of new stores are expensed as incurred and are included in selling, general, and administrative expense.

Shipping and Handling Costs

        Amounts billed to customers for shipping and handling are included in net sales. The related costs are included in cost of sales.

Cost of Goods Sold and Operating Expenses

        Cost of goods sold includes the cost of merchandise, inventory shrinkage, freight, and distribution related expenses. Selling, general, and administrative expenses include payroll, advertising, occupancy, and all expenses associated with the Company's corporate headquarters.

Advertising Costs

        Advertising costs, included in selling, general, and administrative expenses in the accompanying statements of operations are expensed as incurred and aggregated $407,801, $830,456, and $1,228,002, respectively, for 2000, 2001, and 2002 and $874,191 (unaudited) and $896,262 (unaudited), respectively, for the six months ended June 30, 2002 and June 29, 2003.

Income Taxes

        Prior to December 10, 2000, the Company had elected, by the consent of the shareholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code (the Code). Under the provisions of the Code, the shareholders included the applicable corporate income or loss in their personal income tax returns. On December 10, 2000, the Company's S corporation status terminated as a result of the completion of a private placement of its common stock that caused the number of shareholders to exceed the number allowed to retain S corporation status. Accordingly, the Company has been and will be taxed as a C corporation in periods thereafter. As of December 10, 2000, the accumulated deficit was reclassified to additional paid-in capital.

        Subsequent to December 10, 2000, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

Stock-Based Compensation

        In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results.

        The Company has stock-based employee compensation plans comprised primarily of fixed stock options. However, it has not adopted a method under SFAS No. 148 to expense stock options and continues to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for these plans. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company's stock at the measurement date over the employee's option exercise price. Any resulting compensation expense is amortized ratably over the related vesting period.

        The table below illustrates the effect on the Company's net loss and net loss per share as if it had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for each of the last three fiscal years and the six months ended June 29, 2003.

	Year Ended			Six Months Ended
	December 31, 2000	December 30, 2001	December 29, 2002	June 29, 2003
				(unaudited)
Net loss, as reported	$(1,979,858)	$(2,602,817)	$(2,540,951)	$(1,279,507)
Add stock-based employee compensation expense included in reported net earnings	—	45,834	33,607	11,027
Deduct total stock-based compensation expense determined under fair value method for all awards	(3,602)	(190,339)	(139,663)	(50,742)

Pro forma net loss	$(1,983,460)	$(2,747,322)	$(2,647,007)	$(1,319,222)

Net loss per share:
Basic and diluted—as reported	$(.79)	$(.87)	$(.75)	$(.37)
Basic and diluted—pro forma	$(.79)	$(.92)	$(.78)	$(.38)

        The fair value of each stock option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions.

	2000	2001	2002	2003
Risk-free interest rate	6.0%	6.0%	4.0%	4.0%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Expected stock price volatility	0.0%	0.0%	0.0%	0.0%
Expected life of stock options	5.0 years	8.0 years	8.0 years	8.0 years

        The weighted average fair value of options granted during fiscal 2001 used in computing pro forma compensation expense was $2.54.

Net Income (Loss) Per Share

        SFAS No. 128, Earnings Per Share (EPS), requires dual presentation of basic EPS and diluted EPS on the face of all income statements. Basic EPS is computed as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants. Outstanding options and warrants to purchase shares of the Company's common stock were not included in the diluted EPS calculation for all periods presented in the financial statements as they were antidilutive.

        Effective September 30, 2002, the Company effected a .3-for-1 stock split, which resulted in the automatic conversion of one share of issued and outstanding common stock into three-tenths of a share of common stock. For options and warrants outstanding, the number of shares of common stock that may be purchased upon the exercise of such options and warrants and the per share exercise prices thereof have been adjusted appropriately to give effect to the stock split. The stock split did not affect the par value of the common stock and had no impact on total shareholders' equity (deficit). All share and per share information has been retroactively adjusted to reflect the effect of the reverse stock split.

Use of Estimates

        The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

        Certain previous period amounts have been reclassified to conform with the current period presentation. These reclassifications have no effect on the net loss or financial position.

Interim Financial Data

        The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 29, 2003 are not necessarily indicative of the results that may be expected for the year ending December 28, 2003.

3. Property and Equipment, Net

        Property and equipment consisted of the following at:

	December 30, 2001	December 29, 2002	June 29, 2003
			(Unaudited)
Furniture and equipment	$1,764,937	$2,483,343	$2,963,080
Leasehold improvements	855,927	1,114,280	1,105,917
Computer software	494,859	688,100	711,896

	3,115,723	4,285,723	4,780,893
Less accumulated depreciation	(922,815)	(1,674,797)	(2,040,276)

Property and equipment, net	$2,192,908	$2,610,926	$2,740,617

        Included in furniture and equipment are the following capital lease amounts:

	December 30, 2001	December 29, 2002	June 29, 2003
			(Unaudited)
Furniture and equipment	$10,968	$60,175	$60,175
Less accumulated amortization	(3,095)	(18,710)	(28,085)

	$7,873	$41,465	$32,090

        Amortization expense was $3,095 and $15,615, respectively, for the years ended December 30, 2001 and December 29, 2002 and $4,978 (unaudited) and $9,375 (unaudited) for the six months ended June 30, 2002 and June 29, 2003, respectively, and is included in depreciation expense.

4. Notes Payable to Shareholder and Bank

        As of December 30, 2001, the Company had a $5,000,000 line of credit with its majority shareholder. Interest was payable monthly at a rate of 12% per annum. The line expired March 31, 2002. The line of credit was secured by substantially all corporate assets.

        During the years ended December 31, 2000 and December 30, 2001, the Company incurred interest aggregating $230,260 and $339,750, respectively, to its shareholder, of which $45,591 remained unpaid at December 30, 2001 and is included in other accrued expenses in the accompanying balance sheet.

        As of March 31, 2002, the Company obtained a Mezzanine Revolving Promissory Note (MRPN) from its majority shareholder under which the Company may borrow up to $3,500,000 with interest payable monthly at a rate of 12% per annum. The principal balance under the MRPN, together with accrued interest thereon, is due and payable on March 31, 2006 and is secured by substantially all corporate assets. In consideration for the MRPN, the Company granted to its majority shareholder a warrant to purchase 105,000 shares of common stock at a price of $9.17 per share. The warrant expires in March 2012. The Company allocated $105,896 of the MRPN amount to the warrant based on the relative fair values of the MRPN and the warrant. The value allocated to the warrant will be recognized as additional interest expense over the term of the note. The warrant's fair value was determined using the Black-Scholes pricing model. For the year ended December 29, 2002 and the six months ended June 29, 2003, interest expense of $68,076 and $37,820 (unaudited), respectively, was recognized related to such allocation. As of December 29, 2002 and June 29, 2003, the principal balance outstanding under the MRPN is $3,500,000.

        Additionally, as of March 31, 2002, the Company obtained a Working Capital Revolving Promissory Note (WCRPN) from its majority shareholder under which the Company may borrow up to $1,500,000 with interest payable monthly at a rate of 12% per annum. As of January 8, 2003, the WCRPN availability has been increased from $1,500,000 to $4,500,000. The borrowing availability under the WCRPN will decrease to $1,500,000 on June 30, 2004. The principal balance under the WCRPN, together with accrued interest thereon, is due and payable on March 31, 2006. As of December 29, 2002 and June 29, 2003, the principal balance outstanding under the WCRPN is $1,500,000 and $1,500,000 (unaudited), respectively.

        During the year ended December 29, 2002 and the six months ended June 30, 2002 and June 29, 2003, the Company incurred interest aggregating $456,961, $244,461 (unaudited), and $333,573 (unaudited), respectively, to its majority shareholder, of which $36,245 and $62,630 (unaudited) remained unpaid at December 29, 2002 and June 29, 2003, respectively, and is included in other accrued expenses in the accompanying balance sheets.

        As of November 2002, the Company has a $2,500,000 credit facility with a commercial lender that expires March 31, 2004. Interest under the credit facility is at a variable rate of 3.75% above prime rate, and the credit facility is secured by the Company's inventories. At December 29, 2002 and June 29, 2003, the credit facility principal balance outstanding is $1,406,434 and $1,343,650 (unaudited), respectively.

        As noted above, the notes payable to shareholder become due on March 31, 2006 and the credit facility with the commercial lender becomes due on March 31, 2004. The Company intends to address its long-term financial requirements and to support expansion plans through various efforts, including the sale of equity securities and replacement of the current credit facilities with longer term facilities providing greater borrowing capacity; however, there can be no assurance that such sources will be available.

5. Contingencies and Commitments

Significant Vendor

        During the years ended December 30, 2001 and December 29, 2002, purchases from one vendor represented approximately 15% and 11%, respectively, of the Company's total inventories purchased.

Leases

        The Company leases its corporate and retail facilities as well as certain operating equipment under noncancelable operating leases. Most of the facilities' leases contain renewal options and require the Company to pay other lease-related costs. Rent expense totaled $508,279, $1,208,632, and $2,025,220, respectively, during fiscal years 2000, 2001, and 2002, and $919,669 (unaudited) and $1,225,661 (unaudited), respectively, for the six months ended June 30, 2002 and June 29, 2003, and is included in selling, general, and administrative expenses in the accompanying statements of operations. The Company recognizes rent expense on a straight-line basis over the term of the lease and recognizes the excess of such expense over the cash payments as deferred rent in the accompanying balance sheets.

        The Company also leases various equipment under capital leases. Amortization expense on assets under capital leases is included with depreciation expense.

        As of December 29, 2002, future minimum lease payments under noncancelable operating leases and capital leases are as follows for the years ending:

	Operating Leases	Capital Leases
2003	$2,348,980	$25,058
2004	2,237,311	21,450
2005	1,988,754	1,822
2006	1,383,295	—
2007	323,860	—

Total minimum lease payments	$8,282,200	48,330

Imputed interest		(6,928)

Present value of net minimum lease payments		41,402
Less current portion		(20,144)

		$21,258

6. Private Placement of Common Stock

        In September 2001, the Company offered up to 818,182 shares of its common stock at $7.33 per share. From January 1, 2002 through March 31, 2002, the Company issued 465,653 shares of its common stock for proceeds, net of offering costs (aggregating $167,253), of $3,245,983.

        In connection with the Company's private placement offering, the Company issued to the placement agent a five-year warrant to purchase 13,467 shares of the Company's common stock at a price of $8.43 per share.

        In December 2000, the Company offered up to 450,000 shares of its common stock at $6.67 per share. Pursuant to the offering, the Company issued and entered into subscription agreements to issue 450,000 shares of its common stock for proceeds, net of direct expenses (aggregating $25,010), of $2,974,990. The aggregate proceeds include $1,267,500 principal of notes payable to the majority shareholder that were converted to 190,125 shares of common stock and $505,000 of subscriptions receivable. The subscribed amounts were received in January 2001.

        In August 2000, the Company sold to an officer/shareholder 48,000 shares of its common stock at $5.00 per share, for aggregate proceeds of $240,000.

7. Employee Stock Compensation Plan

        In fiscal 2000, the Company adopted a stock compensation plan. Pursuant to the plan, a committee appointed by the Board of Directors may grant options to key individuals at its discretion. Option prices under the plan may not be less than 85% of the fair market value of the common stock at the date the option is granted. The Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Generally, no stock compensation cost is reflected in net loss, as options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

        As of December 29, 2002, the Company has reserved 900,000 shares of common stock for issuance under the plan and 495,450 remain available for grant.

        The Company has reserved 150,000 shares of common stock for issuance under a plan for nonemployee directors. The total shares remaining available for grant to nonemployee directors at December 29, 2002 are 142,500. The Company has granted options to purchase 12,500 shares of common stock at an exercise price equal to the public offering price to a nonemployee director.

        A summary of the activity of the Company's stock compensation plan is presented below:

	Incentive Stock Options	Non- Qualified Stock Options	Weighted Average Exercise Prices
Granted in 2000 and outstanding at end of 2000	99,999	50,001	$5.00
Granted in 2001	—	288,750	6.67
Cancelled in 2001	—	(27,900)	6.67

Outstanding at end of 2001	99,999	310,851	6.06
Cancelled in 2002	—	(6,300)	6.67

Outstanding at end of 2002	99,999	304,551	6.05
Cancelled during six months ended June 29, 2003 (unaudited)	—	(4,800)	6.67

Outstanding at June 29, 2003 (unaudited)	99,999	299,751	6.04

        Of the non-qualified stock options granted in fiscal 2001, 45,300 of the stock options were granted in consideration for certain employees entering into non-compete agreements. The fair value of these stock options amounting to $115,060 will be recognized as an expense in the statement of operations over the five-year vesting period. Expense recognized in fiscal 2001 and 2002 related to these stock options was $45,834 and $33,607, respectively. Expense recognized in the six months ended June 30, 2002 and June 29, 2003 related to these stock options was $18,227 (unaudited) and $11,027 (unaudited), respectively.

        The following table summarizes information about stock options outstanding, including those issued to officers/shareholders of the Company, at December 29, 2002.

	Options Outstanding
				Options Exercisable
		Weighted- Average Remaining Contractual Life
Exercise Prices	Number Outstanding at December 29, 2002		Weighted- Average Exercise Price	Number Outstanding at December 29, 2002	Weighted- Average Exercise Price
$6.67	254,550	8.1	$6.67	50,910	$6.67
5.00	150,000	7.6	5.00	60,000	5.00

	404,550			110,910

8. Stock Warrants

        As of December 29, 2002, the Company had warrants outstanding to purchase 2,400 common shares of the Company at an exercise price of $5.00 with a April 2004 expiration date.

        In March 2002, the Company issued to the placement agent of a private offering a five-year warrant to purchase 13,467 shares of the Company's common stock at a price of $8.43 per share.

        Additionally, in consideration for the MRPN entered into as of March 31, 2002, the majority shareholder has a ten-year warrant to purchase 105,000 shares of the Company's common stock at a price of $9.17 per share. The warrant's fair value was estimated using the Black-Scholes pricing model with the following assumptions: risk-free interest rate—4.65%; expected dividend yield—0%; expected stock price volatility—20%; expected life of warrant—4 years.

9. Related-Party Transactions

        At December 29, 2002, the Company had outstanding the following incentive and nonqualified stock options granted to shareholders:

Common Shares Under Options	Exercise Price Per Share	Expiration Date
150,000	$5.00	August 2010
158,250	$6.67	February 2011

        At December 29, 2002, 60,000 and 31,650 of the outstanding options granted are exercisable at $5.00 and $6.67 per share, respectively.

        The Company incurred fees for financial and system consulting services from an entity owned by a 2nd Swing shareholder. Total fees incurred aggregated $94,385, $538, and $16,172, respectively, for fiscal 2000, 2001, and 2002, and $9,890 (unaudited) and $4,438 (unaudited), respectively, for the six months ended June 30, 2002 and June 29, 2003.

10. Income Taxes

        On December 10, 2000, the Company's S corporation status terminated as a result of the completion of a private placement of its common stock. Accordingly, the Company has been and will be taxed as a C corporation subsequent to that date. During 2000, 2001, and 2002, the Company had net losses; therefore, no provision for income taxes is presented in the accompanying statements of operations.

        Significant components of the Company's deferred income tax assets and liabilities are as follows:

	December 30, 2001	December 29, 2002	June 29, 2003
			(unaudited)
Deferred income tax assets:
Net operating loss carryforward	$849,047	$2,105,434	$2,619,621
Accrued rent	84,047	120,443	123,409
Basis difference of fixed assets	2,819	—	—
Other	7,072	32,633	58,415

	942,985	2,258,510	2,801,445
Deferred income tax liabilities:
Depreciation	(46,563)	(166,735)	(205,518)

Net deferred income tax assets	896,422	2,091,775	2,595,927
Valuation allowance	(896,422)	(2,091,775)	(2,595,927)

	$—	$—	$—

        The Company has experienced operating losses since inception and has determined that realization of the tax benefit related to the net deferred tax asset is uncertain. Accordingly, a valuation allowance has been recorded for the entire balance of the net deferred tax asset. At December 29, 2002, the Company had a net operating loss carryforward of approximately $5,300,000 expiring at various dates through 2022.

Location	Opening Date	Location	Opening Date
Fairfax, VA	May 2003	Mentor, OH	May 2001
St. Louis, MO	April 2003	Schaumburg, IL	April 2001
Littleton, CO	March 2003	Orland Park, IL	April 2001
Lakewood, CO	March 2003	Indianapolis, IN	March 2001
Wilmington, DE	March 2003	Aurora, IL	March 2001
Akron, OH	July 2002	Skokie, IL	March 2001
Lincoln Park, IL	June 2002	Florence, KY	March 2001
Ross Township, PA	May 2002	North Olmsted, OH	April 2000
Downers Grove, IL	April 2002	Westland, MI	April 2000
Moorestown, NJ	April 2002	Springdale, OH	March 2000
Kentwood, MI	April 2002	Novi, MI	March 2000
Omaha, NE	April 2002	Brookfield, WI	March 2000
North Fayette, PA	March 2002	Orion, MI	March 2000
Louisville, KY	February 2002	Roseville, MN	November 1999
Columbus, OH	February 2002	Madison Heights, MI	April 1999
Dayton, OH	September 2001	Burnsville, MN	August 1998
Bloomington, MN	September 2001	Minnetonka, MN	April 1998
Vernon Hills, IL	June 2001

2,000,000 Shares

2nd Swing, Inc.

Common Stock

Dealer Prospectus Delivery Obligation

        Until                              (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The estimated expenses in connection with the issuance and distribution of the common stock registered hereby, other than placement agent's fee and fees, are set forth in the following table:

SEC registration fee	$1,861
NASD filing fee	2,800
American Stock Exchange listing fee	45,000
Legal fees and expenses	230,000
Accounting fees and expenses	320,000
Blue Sky fees and expenses	10,000
Printing expenses	90,000
Transfer agent and registrar fees and expenses	8,000
Miscellaneous	42,339

Total	$750,000

2nd Swing will bear all expenses.

Item 14. Indemnification of Directors and Officers

        Unless prohibited in a corporation's articles or bylaws, Minnesota Statutes § 302A.521 requires indemnification of officers, directors, employees, and agents, under certain circumstances, against judgments, penalties, fines, settlements, and reasonable expenses (including attorney's fees and disbursements) incurred by such person in connection with a threatened or pending proceeding with respect to the acts or omissions of such person in his official capacity. The general effect of Minnesota Statutes § 302A.521 is to require the Registrant to reimburse (or pay on behalf of) directors and officers of the Registrant any personal liability that may be imposed for certain acts performed in their capacity as directors and officers of the Registrant, except where such persons have not acted in good faith.

        The Amended and Restated Bylaws of the Registrant provide for such indemnification to the maximum extent permitted by Minnesota Statutes. The Registrant has purchased insurance covering the liability of its directors and officers.

Item 15. Recent Sales of Unregistered Securities

        A.    Effective August 8, 2000, the Company granted to Stanley A. Bodine options to purchase 150,000 shares of common stock at $5.00 per share under the Company's 2000 Stock Compensation Plan.

        B.    On August 8, 2000, the Company sold 48,000 shares of common stock to Stanley A. Bodine for $5.00 per share.

        C.    Between December 6, 2000 and January 11, 2001, the Company sold 259,875 shares of common stock to 19 investors at $6.67 per share in a private placement. In addition, $1,267,500 of debt owed to David R. Pomije was converted to 190,125 shares of common stock at approximately $6.67 per share. No commissions were paid in connection with the sale of the foregoing securities as sales were made through the officers of the Company.

        D.    Between January 7, 2002 and March 28, 2002, the Company sold 465,653 shares of common stock to 28 investors at $7.33 per share in a private placement. ThinkEquity Partners received a commission of $98,760 in connection with the sale of the foregoing securities and a warrant to purchase 13,467 shares of common stock at $8.43 per share.

        E.    On March 31, 2002, the Company granted to David R. Pomije a warrant to purchase 105,000 shares of common stock at $9.17 per share as additional consideration for a loan to the Company. The value of the consideration was $105,896.

        F.     In addition to the options described in (A), above, as of the date of this Registration Statement, the Company has granted to its employees options to purchase 254,550 shares of common stock at $6.67 per share and to a nonemployee director options to purchase 12,500 shares at the initial public offering price. The Company relied on Rule 701 under the Securities Act in making these grants.

        G.    The Company plans to issue approximately 10,000 shares to its nonofficer employees (approximately 275 individuals) upon effectiveness of the offering. These shares will be issued for no consideration. The Company is relying on no-action positions taken by the staff that these grants are not "sales" and are not subject to the registration requirements of the Securities Act.

        No underwriters were used in connection with the foregoing transactions. The Company relied on the exemption provided by Section 4(2) of the Securities Act of 1933 in making the sales outlined in (B) and (E), above, in that the transactions, both individually and in the aggregate, did not involve a public offering. The registrant relied on the exemptions provided by Regulation D in connection with the transactions described in (C) and (D) above, and filed a report on Form D for each.

Item 16. Exhibits and Financial Statement Schedules.

        A.    Exhibits

Exhibit No.		Description of Exhibit
1		Form of Placement Agency Agreement
*3.1		Amended and Restated Articles of Incorporation of the Company
*3.2		Amended and Restated Bylaws of the Company
*4.1		Form of Stock Certificate evidencing common stock
*4.2	(a)	Letter Agreement dated March 31, 2002 with David R. Pomije regarding Mezzanine financing
*4.2	(b)	$1,500,000 Working Capital Revolving Promissory Note to David R. Pomije dated March 31, 2002
*4.2	(c)	$3,500,000 Mezzanine Revolving Promissory Note to David R. Pomije dated March 31, 2002
*4.2	(d)	Agreement to extend promissory notes dated September 27, 2002
*4.2	(e)	Security Agreement dated April 2, 2002
*4.2	(f)	Warrant to David R. Pomije dated March 31, 2002
*4.2	(g)	Agreement to Amend Working Capital Revolving Promissory Note and Mezzanine Revolving Promissory Note dated January 8, 2003
*4.2	(h)	Amended and Restated Subordination Agreement dated January 27, 2003
4.2	(i)	Agreement to Extend Mezzanine Revolving Promissory Note and Working Capital Promissory Note dated July 15, 2003
*4.3		Subscription Agreement and Letter of Investment Intent between the Company and Stanley A. Bodine.

*4.4	(a)	Credit and Security Agreement by and between 2nd Swing, Inc. and Wells Fargo Business Credit, Inc. dated November 21, 2002
*4.4	(b)	First Amendment to Credit and Security Agreement and Waiver of Default dated February 28, 2003
**5.1		Opinion of Moss & Barnett, A Professional Association, Counsel to the Company
*10.1	(a)	Lease dated June 22, 2001 for principal executive office
*10.1	(b)	Amendment No. 1 to principal executive office lease
*10.1	(c)	Amendment No. 2 to principal executive office lease
*10.2		2000 Stock Compensation Plan
*10.3		Stock Option Plan for Nonemployee Directors
*16		Letter from Silverman Olson Thorvilson & Kaufmann LTD regarding change in accountants
23.1		Consent of Ernst & Young LLP, independent auditors
23.2		Consent of Silverman Olson Thorvilson & Kaufmann LTD, independent auditors
**23.3		Consent of Counsel to the Company (filed as part of Exhibit 5.1)
24		Power of Attorney (included on signature page)

*
Incorporated by reference to same-numbered exhibit filed with Registration Statement on Form S-1, File No. 333-100438

**
To be filed by amendment

        B.    Financial Statement Schedules

        Financial statement schedules are omitted because they are not applicable, not required, or the information is included in the financial statements or related notes.

Item 17. Undertakings.

        A.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        B.    The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        C.    The undersigned registrant hereby undertakes that:

          1.     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2.     For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

        In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on July 17, 2003.

2nd SWING, INC.
By:	/s/ STANLEY A. BODINE
Stanley A. Bodine, Chief Executive Officer

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stanley A. Bodine, Robert M. Hiben, and Mary C. Sim, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, including any amendment increasing or decreasing the amount of securities for which registration is being sought or any registration for the same offering filed in accordance with Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on the 17th day of July, 2003, by the following persons in the capacities indicated:

Name	Title
/s/ STANLEY A. BODINE Stanley A. Bodine	Chief Executive Officer (principal executive officer) and Director
/s/ ROBERT M. HIBEN Robert M. Hiben	Chief Financial Officer (principal financial officer)
/s/ P. SIMON KALLAL P. Simon Kallal	Director
/s/ DAVID R. POMIJE David R. Pomije	Director
/s/ MARY C. SIM Mary C. Sim	Controller (principal accounting officer)
/s/ GEORGE E. MILEUSNIC George E. Mileusnic	Director

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1		Form of Placement Agency Agreement
*3.1		Amended and Restated Articles of Incorporation of the Company
*3.2		Amended and Restated Bylaws of the Company
*4.1		Form of Stock Certificate evidencing common stock
*4.2	(a)	Letter Agreement dated March 31, 2002 with David R. Pomije regarding Mezzanine financing
*4.2	(b)	$1,500,000 Working Capital Revolving Promissory Note to David R. Pomije dated March 31, 2002
*4.2	(c)	$3,500,000 Mezzanine Revolving Promissory Note to David R. Pomije dated March 31, 2002
*4.2	(d)	Agreement to extend promissory notes dated September 27, 2002
*4.2	(e)	Security Agreement dated April 2, 2002
*4.2	(f)	Warrant to David R. Pomije dated March 31, 2002
*4.2	(g)	Agreement to Amend Working Capital Revolving Promissory Note and Mezzanine Revolving Promissory Note dated January 8, 2003
*4.2	(h)	Amended and Restated Subordination Agreement dated January 27, 2003
4.2	(i)	Agreement to Extend Mezzanine Revolving Promissory Note and Working Capital Promissory Note Dated July 15, 2003
*4.3		Subscription Agreement and Letter of Investment Intent between the Company and Stanley A. Bodine.
*4.4	(a)	Credit and Security Agreement by and between 2nd Swing, Inc. and Wells Fargo Business Credit, Inc. dated November 21, 2002
*4.4	(b)	First Amendment to Credit and Security Agreement and Waiver of Default dated February 28, 2003
**5.1		Opinion of Moss & Barnett, A Professional Association, Counsel to the Company
*10.1	(a)	Lease dated June 22, 2001 for principal executive office
*10.1	(b)	Amendment No. 1 to principal executive office lease
*10.1	(c)	Amendment No. 2 to principal executive office lease
*10.2		2000 Stock Compensation Plan
*10.3		Stock Option Plan for Nonemployee Directors
*16		Letter from Silverman Olson Thorvilson & Kaufmann LTD regarding change in accountants
23.1		Consent of Ernst & Young LLP, independent auditors
23.2		Consent of Silverman Olson Thorvilson & Kaufmann LTD, independent auditors
**23.3		Consent of Counsel to the Company (filed as part of Exhibit 5.1)
24		Power of Attorney (included on signature page)

*
Incorporated by reference to same-numbered exhibit filed with Registration Statement on Form S-1, File No. 333-100438

**
To be filed by amendment